Form 10-K, Exhibit 13
period 2002-12-31
FRANKLIN BANCORP INC MI
filed 2003-03-31
CIK 1199025

Franklin Bancorp Inc. ("Bancorp" or "Corporation") was formed October 23, 2002 as a one-bank holding company through the reorganization of Franklin Bank, N.A. (the "Bank") involving an exchange of all the outstanding common shares of the Bank on a one for one basis into common shares of the Bancorp.

Franklin Bank, N.A. (the "Bank") is a nationally chartered commercial bank headquartered in Southfield, Michigan. The Bank conducts its business through three branch offices and two business center branches are catering exclusively to business customers.

The Bank's deposit and lending activities reflect the Bank's niche business strategy of primarily serving the substantial number of small to medium sized businesses, their owners and individual customers in its primary market areas of Southeast Oakland County and parts of Wayne and Macomb Counties.

The area has enjoyed for several years and continues to benefit from a growth-oriented economy. While metropolitan Detroit is still the nation's automotive capital, the local economy is far more diversified than it was 20 years ago. Large concentrations of professionals and non-automotive business service companies are present in the Bank's market area.

The Bank attracts its target group of small to medium sized businesses through the promotion of select products and services including commercial checking accounts, small business lines of credit and commercial real estate mortgages.

The Bank competes aggressively for this business through programs which include direct calling on customers and referral sources such as attorneys, accountants and business contracts, as well as award winning advertising.

At $542.5 million in assets as of December 31, 2002, Franklin Bank is the only independent commercial bank headquartered in Oakland County with assets between $200 million and $10 billion. In Franklin's market, three super regional financial institutions control approximately two-thirds of the deposit share and dominate the consumer and large business markets. In recent years, several new banks have opened, but none of these have yet gained significant momentum to be considered serious competitors.

CRITICAL ACCOUNTING POLICIES

Bancorp consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the consolidated financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are primarily necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent on a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques. The most significant accounting policies followed by Bancorp are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the valuation of repossessed assets to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. Any material effects on the consolidated financial statements during the twelve months of 2002 related to these critical accounting areas are discussed in management's discussion and analysis of financial condition and results of operations. In addition, the sensitivities of valuations to adverse changes in the factors and assumptions used in estimating certain fair values are discussed in the notes to the consolidated financial statements. The remainder of management's discussion and analysis should be read in conjunction with the consolidated financial statements and related notes presented in Part II, Item 8, Financial Statements and Supplementary Data of Bancorp's Annual Report on Form 10-K.

FINANCIAL SUMMARY

The Corporation reported net income of $3.8 million, or $1.01 per diluted share, in 2002 compared to $6.8 million, or $1.86 per diluted share in 2001 and $117,398 or $0.03 per diluted share in 2000. The return on average common equity was 8.38% in 2002, down from 17.36% in 2001 and up from 0.35% in 2000. The return on average assets was 0.69% in 2002, as compared to 1.30% in 2001 and 0.02% in 2000.


                              FINANCIAL HIGHLIGHTS

                                                                               PERCENT
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)              2002        2001        CHANGE
---------------------------------------------------------------------------------------
FOR THE YEAR
  Net income                                       $    3,815   $    6,840      (44.2)%
  Net income before merger and severance expenses       6,243        7,596      (17.8)
  Net interest income                                  25,646       28,272       (9.3)
  Non-interest income (less gains on sale of
    loans and investments)                              6,571        4,629       42.0
  Return on average common shareholders' equity          8.38%       17.36%     (51.7)
  Return on average assets                               0.69%        1.30%     (46.8)

PER SHARE
  Diluted earnings                                 $     1.01   $     1.86      (45.6)
  Diluted earnings before merger and
    severance expenses                                   1.66         2.06      (19.8)
  Cash dividends paid - common                           0.32         0.28       14.3

AT YEAR-END
  Assets                                              542,478      532,559        1.9
  Loans                                               333,346      325,325        2.5
  Deposits                                            429,130      389,358       10.2
  Total shareholders' equity                           45,642       42,179        8.2
  Total capital                                        48,296       60,001      (19.5)
  Book value per share                                  12.51        11.69        7.0
  Market price per share                                18.25        17.60        3.7
  Total shares outstanding                          3,647,593    3,607,542        1.1

                   TEN YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA



(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                        AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------------------
                                                       2002            2001            2000          1999            1998
--------------------------------------------------------------------------------------------------------------------------------
INCOME AND EXPENSE ITEMS
Total interest income                              $   33,557       $    38,809    $    40,789    $    36,651    $    39,800
Total Interest expense                                  7,911            10,537         12,697         10,493         12,806
Net interest income                                    25,646            28,272         28,093         26,158         26,994
Provision for loan losses                               3,810             1,859          3,693          1,226          4,335
Non-interest income                                     7,027             5,714          4,089          4,154          4,176
Non-interest expense                                   22,644            20,127         26,715         23,121         21,356
Income before accounting change and
  extraordinary items (1)                               5,616             8,641          1,918          4,757          4,430
Net income before preferred stock dividends (5)         5,616             8,641          1,918          4,757          4,430
Net income before preferred stock dividends
  and severance expenses                                8,044             9,397          6,027          4,757          4,430
Net income applicable to common shares                  3,815             6,840            117          2,956          2,628

BALANCE SHEET ITEMS
Total assets                                          542,478           532,559        527,971        516,646        503,262
Total average assets                                  553,878           527,830        527,247        512,643        504,189

Loans                                                 333,346           325,325        316,124        275,621        322,833
Deposits                                              429,130           389,358        387,919        400,365        441,539
Borrowings                                             65,000            79,606         82,326         62,521          7,475
Common shareholders' equity (3)                        45,642            42,179         35,288         33,066         33,284
Total shareholders' equity                             45,642            42,179         35,288         33,066         33,284
Shares outstanding (2)                              3,647,593         3,607,542      3,552,550      3,509,537      3,507,107
PER SHARE
Book value (2)                                     $    12.51       $     11.69    $      9.93    $      9.42    $      9.49
Basic earnings (2)(5)                                    1.05              1.92           0.03           0.84           0.75
Diluted earnings (2)(5)                                  1.01              1.86           0.03           0.83           0.72
Diluted earnings before merger and
  severance expenses (2)(5)                              1.66              2.06           0.84           0.83           0.72
Cash dividends declared - Common (2)(4)                  0.32              0.28           0.28           0.28           0.21
Cash dividends paid - Common (2)                         0.32              0.28           0.28           0.28           0.21

Dividend payout ratio - Common (2)(4)                    29.5%             14.6%         842.1%          33.2%          28.8%
Market price:
  End of period                                    $    18.25       $     17.60    $     11.63    $      9.56    $     10.88
  52 week high                                          19.50             17.60          11.63          11.50          18.25
  52 week low                                           16.96             11.03           7.00           7.13           8.13
ASSET QUALITY
Non-performing assets to total assets                    1.35%             0.68%          0.71%          1.06%          0.88%
Net charge-offs to average loans                         0.80              0.29           1.12           0.78           0.84
KEY RATIOS
Net interest margin                                      5.12%             5.76%          5.62%          5.58%          5.92%
Net interest spread                                      4.15              4.31           3.72           3.94           4.10
Operating expenses to average assets                     4.09              3.81           5.07           4.51           4.21
Return on average assets                                 0.69              1.30           0.02           0.58           0.52

Return on average common shareholders' equity            8.38             17.36           0.35           8.76           8.09



(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                        AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------------------------------------
                                                         1997           1996           1995           1994              1993
-----------------------------------------------------------------------------------------------------------------------------------
INCOME AND EXPENSE ITEMS
Total interest income                                $    40,541    $    39,707    $    36,656    $    29,397     $     28,275
Total Interest expense                                    15,820         18,113         18,291         14,031           15,271
Net interest income                                       24,722         21,595         18,365         15,366           13,004
Provision for loan losses                                  6,600          2,410          1,051            220              180
Non-interest income                                        4,159          3,721          3,337          3,111            2,612
Non-interest expense                                      19,506         21,609         15,856         14,882           12,171
Income before accounting change and
  extraordinary items (1)                                  2,091            906          3,356          2,396            2,155
Net income before preferred stock dividends (5)            2,091            906          3,356          2,396            2,334
Net income before preferred stock dividends
  and severance expenses                                   2,091            906          3,356          2,396            2,334
Net income applicable to common shares                     2,042            906          3,356          1,999            1,516

BALANCE SHEET ITEMS
Total assets                                             503,467        495,793        487,137        426,810          389,460
Total average assets                                     487,424        478,559        434,536        400,178          387,485

Loans                                                    377,269        396,137        353,861        303,871          312,349
Deposits                                                 440,758        401,890        399,866        353,315          332,680
Borrowings                                                 7,475         61,088         52,750         39,048           27,790
Common shareholders' equity (3)                           31,571         30,336         30,931         25,935           15,897
Total shareholders' equity                                31,571         30,336         30,931         25,935           24,977
Shares outstanding (2)                                 3,498,985      3,481,322      3,472,436      3,465,780        1,762,736
PER SHARE
Book value (2)                                       $      9.02    $      8.71    $      8.91    $      7.48     $       9.02
Basic earnings (2)(5)                                       0.59           0.26           0.97           0.79             0.87
Diluted earnings (2)(5)                                     0.56           0.25           0.95           0.71             0.69
Diluted earnings before merger and
  severance expenses (2)(5)                                 0.56           0.25           0.95           0.71             0.69
Cash dividends declared - Common (2)(4)                     0.24           0.24           0.17           0.23             0.18
Cash dividends paid - Common (2)                            0.24           0.24           0.23           0.23             0.18

Dividend payout ratio - Common (2)(4)                       39.1%          83.3%          16.1%          27.0%            20.4%
Market price:
  End of period                                      $     18.00    $     11.75    $     13.00    $      8.25      $      8.75
  52 week high                                             18.25          12.50          13.00           9.75            10.50
  52 week low                                              11.00           9.25           7.25           7.00             7.75
ASSET QUALITY
Non-performing assets to total assets                       2.07%          3.08%          2.42%          1.77%            2.35%
Net charge-offs to average loans                            1.71           0.58           0.49           0.19             0.18
KEY RATIOS
Net interest margin                                         5.48%          4.89%          4.48%          4.11%            3.49%
Net interest spread                                         4.08           3.75           3.45           3.40             2.97
Operating expenses to average assets                        4.00           4.52           3.65           3.72             3.14
Return on average assets                                    0.43           0.19           0.77           0.60             0.60

Return on average common shareholders' equity               6.56           2.93          11.96          11.98            15.51



(1) The accounting change of $178,377 for 1993 resulted from the implementation of SFAS No. 109, "Accounting for Income Taxes."

(2) Adjusted for the 5% common stock dividends declared January 30, 1998, and paid March 2, 1998, declared December 17, 1996 and paid January 24, 1997, declared December 19, 1995 and paid January 16, 1996, declared December 15, 1994 and paid January 17, 1995 and declared December 16, 1993 and paid February 1, 1994 and the 7% common stock dividend declared January 27, 1992 and paid February 24, 1992.

(3) Preferred stock remaining at December 31, 1993 was entirely converted/redeemed in 1994. The conversion of the preferred stock into common stock was the primary cause for the increase in the common shareholders' equity in 1994.

(4) Cash dividends were paid on the common shares for 20 consecutive quarters beginning with the first quarter of 1993 through the fourth quarter of 1997. However, unlike prior years, the fourth quarter 1995 dividend was declared in January, 1996 and causes the cash dividends pay out ratios to vary in year to year comparisons.

(5) Net income for the year ended 1996 included the one time special FDIC assessment for an after tax expense of $1.6 million.

           QUARTERLY SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA


(Dollars in thousands, except per share data)

                                                                                2002
                                                      -----------------------------------------------------
                                                         FIRST         SECOND         THIRD        FOURTH
                                                        QUARTER        QUARTER       QUARTER       QUARTER
                                                      -----------------------------------------------------
Interest income                                       $     8,627   $     8,525   $     8,425   $     7,980
Interest expense                                            1,989         2,003         1,984         1,935
                                                      -----------------------------------------------------
  Net interest income                                       6,638         6,522         6,441         6,045
Provision for loan losses                                     475           500           300         2,535
                                                      -----------------------------------------------------
  Net interest income after provision for loan losses       6,163         6,022         6,141         3,510

Non-interest income                                         1,195         1,528         1,523         2,781

Other non-interest expenses                                 4,573         4,827         5,490         7,754
                                                      -----------------------------------------------------
  Income before provision for federal income taxes          2,785         2,723         2,174        (1,463)
Provision (benefit) for federal income taxes                  721           676           503        (1,297)
                                                      -----------------------------------------------------
Net income before preferred stock dividends                 2,064         2,047         1,671          (166)
Preferred stock dividends of subsidiary                       450           450           450           450
                                                      -----------------------------------------------------
  Net income (loss)                                   $     1,614   $     1,597   $     1,221   $      (616)
                                                      =====================================================
Income (loss) per common share

  Net income (loss) per common share
    Basic                                             $      0.45   $      0.44   $      0.34   $     (0.18)
    Diluted                                                  0.43          0.42          0.32         (0.16)
Average common shares outstanding
    Basic                                               3,620,125     3,631,768     3,635,331     3,641,849
    Diluted                                             3,755,540     3,779,187     3,774,348     3,772,285

                                                                                2001
                                                      ------------------------------------------------------
                                                         FIRST         SECOND         THIRD        FOURTH
                                                        QUARTER        QUARTER       QUARTER       QUARTER
                                                      ------------------------------------------------------
Interest income                                       $   10,126    $     9,839   $     9,646   $     9,198
Interest expense                                           3,057          2,715         2,523         2,242
                                                      -----------------------------------------------------
  Net interest income                                      7,069          7,124         7,123         6,956
Provision for loan losses                                    450            450           600           359
                                                      -----------------------------------------------------
  Net interest income after provision for loan losses      6,619          6,674         6,523         6,597


Non-interest income                                        1,538          1,468         1,382         1,326

Merger and other related charges                             353             33             5           384
Other non-interest expenses                                5,075          5,079         4,634         4,563
                                                      -----------------------------------------------------
  Income before provision for federal income taxes         2,729          3,030         3,266         2,976
Provision for federal income taxes                           741            839           929           852
                                                      -----------------------------------------------------
Net income before preferred stock dividends                1,988          2,191         2,337         2,124
Preferred stock dividends of subsidiary                      450            450           450           450
                                                      -----------------------------------------------------
  Net income                                          $    1,538    $     1,741   $     1,887   $     1,674
                                                      =====================================================
Income per common share
  Net income per common share
    Basic                                             $     0.43    $      0.49   $      0.53   $      0.47
    Diluted                                                 0.42           0.47          0.51          0.45
  Average common shares outstanding
    Basic                                              3,552,550      3,569,864     3,571,597     3,584,422
    Diluted                                            3,632,265      3,676,890     3,699,777     3,713,005


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

NET INTEREST INCOME

Net interest income is interest earned on loans and investments less interest paid for deposits and other borrowed funds. That net result, plus the impact of net non interest-bearing funds, expressed as a percentage of average interest-earning assets, is the Bank's net interest margin.

Net interest income and net interest margin are influenced by increases or decreases in the volume of earning assets or interest paying liabilities, and the change in the average rate of interest earned on earning assets or paid for deposits or other borrowed funds.

Net interest income for 2002, 2001, and 2000 was $25.6 million, $28.3 million, and $28.1 million, respectively. This represents a decrease in net interest income of 9.29% when comparing the year ending 2002 to 2001 and an increase of ..64% when comparing 2001 to 2000. Net interest margin for those same periods was 5.12%, 5.76%, and 5.62%, respectively.

Factors that contributed to the Bank's decrease in net interest income during the year 2002 include relatively flat average earning balances in the loan portfolio coupled with a decline in the average rate earned on earning assets. During 2002, the average rate earned on the loan portfolio declined from 8.87% for the year ended December 31, 2001 to 7.77% for the year ended December 31, 2002. This decline was the primary reason for the decrease in interest earned on the loan portfolio of $3.5 million when comparing 2001 to 2002. This decline was the direct result of a significant and steady decline in short term interest rates on a national basis which, in turn, resulted in a drop in the prime lending rate charged by the bank during 2001 and 2002.

During this same period the average dollars invested in other interest-earning assets, such as U.S. treasury and mortgage-backed securities and interest-earning deposits, increased by $12.3 million with a decrease in the average rate earned on these investments of 1.37%. The increase in the volume of other interest-earning assets resulted in an increase in interest income of $155,000. This increase was offset by a decline in interest income of $1.9 million due to the decline in the rates earned on such funds.

The combination of the loan and other interest-earning assets resulted in the overall decrease in interest income of $5.3 million when comparing year-end December 31, 2002 to 2001. This decrease was the result of both a decline in yield and the average balance of interest earning assets of 1.21% and $12.8 million respectively between the year ended December 31, 2002 and 2001.

NET INTEREST INCOME VOLUME/RATE - TABLE 1


(DOLLARS IN THOUSANDS)                                       2002/2001                       2001/2000
                                                 ---------------------------------------------------------------
                                                    INCREASE/(DECREASE)* IN           INCREASE/(DECREASE)* IN
                                                              RATE/                             RATE/
                                                  VOLUME      YIELD     NET         VOLUME      YIELD       NET
                                                 ---------------------------------------------------------------
Interest income
Loans                                            $    48    $(3,566) $  (3,518)   $   2,532    $(2,211)   $   321
Investment securities
  U.S. treasuries and mortgage-backed securities    (240)    (1,786)    (2,026)      (2,322)       104     (2,218)
  Interest bearing deposits with banks               387        (23)       364           65       (106)       (41)
  Other                                                8        (80)       (72)           7        (50)       (43)
                                                 ----------------------------------------------------------------
Total interest income                                203     (5,455)    (5,252)         282     (2,263)    (1,981)
                                                 ----------------------------------------------------------------
Interest expense
Deposits                                             516     (2,802)    (2,286)         632       (891)      (259)
FHLB advances                                        616       (168)       448        1,576       (474)     1,102
Subordinated debt                                   (250)      (251)      (501)
Other borrowings                                    (439)      (349)      (788)      (1,935)      (567)    (2,502)
                                                 ----------------------------------------------------------------
Total interest expense                               693     (3,319)    (2,626)          23     (2,183)    (2,160)
                                                 ----------------------------------------------------------------
Net interest income                              $  (490)   $(2,136) $  (2,626)   $     259    $   (80)   $   179
                                                 ================================================================


*THE CHANGE IN INTEREST DUE TO BOTH VOLUME AND RATE HAS BEEN ALLOCATED
 BETWEEN THE FACTORS IN PROPORTION TO THE RELATIONSHIP OF THE ABSOLUTE DOLLAR AMOUNTS OF THE CHANGE IN EACH.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

On the liability side, total average interest bearing deposits increased by $17.2 million or 7.62% while the average interest bearing rate paid for the deposits decreased by 1.17% to 2.04% for the year ended 2002 compared to 3.21% for the year ended 2001. This resulted in a decrease in interest expense in a year to year comparison for deposits of $2.3 million. The decrease in deposits was offset slightly by an increase in the average balance of other borrowed funds of $363,000. These funds had an average cost of 4.31% in 2002, which was ..52% lower than the 4.83% cost of other borrowed funds for the year ended December 31, 2001. The result was a decrease in the cost of other borrowed funds for the year ended 2002 when compared to 2001 by $340,000. The shift in interest expense from short term repurchase agreements to Federal Home Loan Bank advances and interest bearing deposits was the result of a decrease in the average balances of repurchase agreements of $13.4 million, or 81% and an increase in average balances of Federal Home Loan Bank advances and interest bearing deposits of $30.9 million for the year ended December 31, 2002 compared to the same period in 2001. The increase in volume of interest bearing funds has increased interest expense by $693,000 which was offset by a decline in interest expense of $3.3 million due to the decline in the level of interest rates experienced in 2002. The average combined cost of funds has dropped by 1.05% to 2.54% as of December 31, 2002 from 3.59% for the year ended December 31, 2001.

The net effect was a reduction in interest expense when comparing year ended December 31, 2002 to 2001 of $2.6 million. The average balance of non-interest bearing business DDA's increased when comparing the year ended 2002 to 2001, with the average balance for 2002 at $177.4 million compared to $172.6 million for 2001 an increase of $4.8 million.

Continued downward pressure on short-term market interest rates accompanied by declines in the prime lending rate throughout 2002 have resulted in the decline in the Bank's net interest income and margin. The increase in the amount of interest earning assets and interest bearing liabilities of $12.8 million and $1.75 million, respectively, resulted in additional interest expense of $490,000. This coupled with an overall decline in interest rates earned and paid of 1.24% and 1.05%, respectively, resulted in additional interest expense of $2.1 million when comparing the year ended December 31, 2002 to 2001.

Net interest income in 2001 increased slightly from $28.1 million to $28.3 million, or 0.64%, when comparing year ending 2001 to 2000. The increase in net interest income was primarily due to the decrease in interest income on interest-earning assets being less than the decrease in the cost of funds by $180,000. This improvement in net interest income was achieved in spite of the declining average balance of earning assets and weighted average yield earned on those assets by $8.2 million and 0.26%, respectively, during 2001 when compared to 2000. The decrease in the amount of interest-earning assets corresponds with the decrease in the average amount of interest bearing liabilities of $8.0 million and the decrease in the weighted average rate paid on interest-bearing liabilities of 0.85% when comparing the year ended December 31, 2001 to 2000.

Management anticipates an improvement for 2003 with regards to net interest income with the goal for 2003 being to continue to increase the balance of non-interest business DDAs and to use these funds to increase the balances within the loan portfolio.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


NET INTEREST INCOME - TABLE 2

(DOLLARS IN THOUSANDS)                                                          YEARS ENDED DECEMBER 31,
                                        ----------------------------------------------------------------------------------------
                                                   2002                         2001                             2000
                                        ----------------------------------------------------------------------------------------
                                        AVERAGE            YIELD/  AVERAGE                YIELD/   AVERAGE                YIELD/
                                        BALANCE  INTEREST   RATE   BALANCE    INTEREST    RATE     BALANCE      INTEREST   RATE
                                        ----------------------------------------------------------------------------------------
ASSETS
Loans
    Commercial                         $250,424  $18,763    7.49%  $236,086    $20,527     8.69%   $197,852    $18,860     9.53%
    Residential                          48,178    3,253    6.75     61,977      5,083     8.20      72,801      6,633     9.11
    Consumer                             24,799    3,022   12.19     22,520      2,747    12.20      14,890      1,813    12.18
    Lease financing                         305      109   35.86      2,581        308    11.94      10,163      1,038    10.21
                                       -----------------           -------------------             -------------------
Total loans                             323,706   25,147    7.77    323,164     28,665     8.87     295,706     28,344     9.59
U.S. treasuries and
  mortgage-backed securities            140,568    6,951    4.94    149,049      9,227     6.19     189,125     11,561     6.11
Tax-exempt municipal securities (1)       8,767      365    6.31      2,502        115     6.96
Interest-bearing deposits with banks     24,077      646    2.68      9,715        282     2.90       7,889        322     4.08
Other                                     7,401      448    6.05      7,283        520     7.14       7,187        563     7.83
                                       -----------------           -------------------             -------------------
Total interest-earning
  assets/interest income                504,519   33,557    6.69    491,713     38,809     7.90     499,907     40,790     8.16
                                       --------                    --------                        --------
Cash and due from banks                  21,564                      22,353                          21,718
All other assets                         32,487                      18,324                           9,272
Allowance for loan losses                (4,692)                     (4,560)                         (3,650)
                                       --------                    --------                        --------
Total assets                           $553,878                    $527,830                        $527,247
                                       ========                    ========                        ========

LIABILITIES
Money markets                          $159,786  $ 2,762    1.73%  $150,566    $ 4,335     2.88%   $146,476    $ 5,029     3.43%
Savings accounts                            281        3    1.00        276          5     1.73         306          8     2.61
Now checking                             19,437      131    0.67     16,667         95     0.57      14,757         85     0.58
Certificates                             35,877    1,303    3.63     25,870      1,303     5.04      22,733      1,092     4.80
Jumbo certificates                       27,354      753    2.75     32,179      1,500     4.66      22,995      1,283     5.58
                                       -----------------           -------------------             -------------------
Total interest-bearing deposits         242,735    4,952    2.04    225,558      7,238     3.21     207,267      7,497     3.62
FHLB advances                            65,528    2,902    4.43     51,806      2,454     4.74      20,464      1,352     6.61
Subordinated capital notes                    0        0    0.00          0          0      --        5,914        501     8.47
Other                                     3,133       57    1.82     16,492        845     5.13      52,219      3,347     6.41
                                       -----------------           -------------------             -------------------
Total interest-bearing
  liabilities/interest expense          311,396    7,911    2.54    293,856     10,537     3.59     285,864     12,697     4.44
                                       --------                    --------                        --------
Business/personal checking              177,448                     172,621                         186,658
Preferred stock                          17,875                      19,500                          19,500
Other liabilities                         1,605                       2,443                           1,564
Shareholders' equity                     45,554                      39,410                          33,661
                                       --------                    --------                        --------
Total liabilities and
  Shareholders' equity                 $553,878                    $527,830                        $527,247
                                       ========                    ========                        ========
Net interest income                              $25,646                       $28,272                         $28,093
                                                 =======                       =======                         =======
Net interest spread                                         4.15%                          4.31%                           3.72%
                                                            ====                           ====                            ====
Impact of net non interest-bearing
  source of funds                                           0.97%                          1.45%                           1.90%
                                                            ====                           ====                            ====
Net interest margin                                         5.12%                          5.76%                           5.62%
                                                            ====                           ====                            ====


INTEREST AND PRINCIPAL BALANCES PERTAINING TO NON-ACCRUAL LOANS ARE NOT INCLUDED FOR THIS ANALYSIS.

(1) Interest rates are calculated on a federal tax equivalent basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


ALLOWANCE FOR LOAN AND LEASE LOSSES

The provision for loan and lease losses reflects management's evaluation of the adequacy of the allowance for loan and lease losses. The allowance for loan and lease losses represents management's assessment of probable losses inherent in the Bank's loan portfolio, including all binding commitments to lend. The allowance provides for probable losses that have been identified with specific borrowing customers and for probable losses believed to be inherent but that have not been specifically identified. The Bank allocates the allowance for loan and lease losses to each loan category based on a defined methodology that has been in use for several years. Internal risk ratings are assigned to each business loan at the time of approval and are subject to subsequent periodic reviews by Bank management and the Bank's loan review consultants. Business loans consist of non-real estate commercial loans, commercial mortgages and Franklin lines of credit. A detailed review of the loan portfolio is performed on a quarterly basis to assess the credit quality of the Bank's commercial loan portfolio. A specific portion of the allowance is allocated to such loans based upon this review. The portion of the allowance allocated to the remaining business loans is determined by applying projected loss ratios to each risk rating based on both qualitative and quantitative factors. The portion of the allowance allocated to consumer and mortgage loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate factors such as recent charge-off experience, current economic conditions and trends, geographic dispersion of borrowers, and trends with respect to past due and non-accrual amounts.

At year-end 2002 the allowance for loan losses was $5.9 million compared to $4.9 million at year-end 2001 and $4.0 million at year-end 2000. During the year, provisions for loan losses increased by $2.0 million compared to 2001 and increased by $116,389 when compared to provisions made during 2000. Recoveries were $1.6 million, $1.4 million, and $1.1 million for 2002, 2001, and 2000, respectively. Net charge offs increased by 190% when comparing year ended 2002 to 2001, and decreased by 17.4% when comparing 2002 to 2000. During calendar year 2002, management of the Bank continued its aggressive approach towards reducing troubled assets. The effects of the economic slowdown resulted in the increase in charge-offs for the Bank's consumer and small business lines of credit portfolio in 2002. Further, the continuing weak economy resulted in a deterioration of certain Bank loan relationships and prompted the Bank to take credit actions designed to promptly charge off troubled loans and increase its loan loss provision. The majority of the non-performing asset balance at December 31, 2002 consists of five loans totaling $5.9 million; one commercial real estate property and one residential real estate property held for resale and three commercial loans secured by real estate and/or inventory classified as non-accrual loans. As a result, during the fourth quarter of 2002 management provided an additional $2.5 million to the allowance for loan and lease losses. Based on the activity during the year ended 2002, management does not expect the level of charge-offs that were experienced during this past year to be repeated in 2003.

As a percentage of total loans, the allowance at year-end 2002, 2001, and 2000 was 1.78%, 1.50%, and 1.25%, respectively. Management believes the allowance for loan and lease losses is adequate at December 31, 2002 and 2001. However, the adequacy of the allowance for loan losses is highly dependent upon management's estimates of variables affecting valuation and appraisals of collateral, current economic conditions that affect the Bank's lending customers, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic conditions of the borrowers. These estimates are reviewed periodically and adjustments, if necessary, are reported in the provision for credit losses in the periods in which they become known.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

ALLOWANCE FOR LOAN AND LEASE LOSSES -- TABLE 3

                                                    YEARS ENDED DECEMBER 31,
                                 -------------------------------------------------------------------
                                    2002         2001           2000          1999          1998
                                 -------------------------------------------------------------------
Balance at beginning of year     $4,863,948    $3,951,552    $3,584,301    $4,532,756    $3,180,810
Provision for loan losses         3,809,760     1,858,500     3,693,371     1,226,000     4,335,000

CHARGE-OFFS
  Commercial                      2,210,026     1,143,857     2,327,440     1,088,866     2,210,799
  Commercial mortgage
  Residential                       268,794        51,815       265,868                     139,379
  Overdrafts                        104,424       124,043       142,506       325,000       502,488
  Consumer                        1,650,631       847,638       667,646       235,340       153,738
  Lease financing                    68,334       175,917     1,055,030     2,205,254     2,082,039
                                 ------------------------------------------------------------------
Total charge-offs                 4,302,209     2,343,270     4,458,490     3,854,460     5,088,443

RECOVERIES
  Commercial                        225,928       303,232        99,587       190,751       110,272
  Commercial mortgage
  Residential                                         148        39,980         1,500        12,736
  Overdrafts                         35,259       118,548        42,570       391,202     1,196,947
  Consumer                        1,053,712       558,100       114,464        85,626        88,346
  Lease financing                   240,415       417,138       835,769     1,010,926       697,088
                                 ------------------------------------------------------------------
Total recoveries                  1,555,314     1,397,166     1,132,370     1,680,005     2,105,389
                                 ------------------------------------------------------------------
Net charge-offs                   2,746,896       946,104     3,326,120     2,174,455     2,983,054
                                 ------------------------------------------------------------------
Balance at end of year           $5,926,813    $4,863,948    $3,951,552    $3,584,301    $4,532,756
                                 ==================================================================
ALLOWANCE AS A PERCENTAGE OF
  Loans                                1.78%         1.50%         1.25%         1.30%         1.40%
  Non-performing assets               80.93        134.06        106.14         65.64        102.54
  Net charge-offs                    215.76        514.10        118.80        164.84        151.95

NET CHARGE-OFFS TO
  Average loans outstanding            0.85          0.29          1.12          0.78          0.84


ALLOCATION OF ALLOWANCE FOR LOAN AND LEASE LOSSES - TABLE 4



(DOLLARS IN THOUSANDS)                                           AT DECEMBER 31,
                                  --------------------------------------------------------------------------------
                                                    2002                                  2001
                                  --------------------------------------------------------------------------------
                                           PERCENT OF                                 PERCENT OF
                                           ALLOCATED                                  ALLOCATED
                                           RESERVE TO      PERCENT OF                 RESERVE TO       PERCENT OF
                                             TOTAL         ALLOCATED                     TOTAL          ALLOCATED
                                             LOANS         RESERVE TO                    LOANS         RESERVE TO
                                  AMOUNT   OUTSTANDING    TOTAL RESERVE    AMOUNT     OUTSTANDING    TOTAL RESERVE
                                  --------------------------------------------------------------------------------
Commercial Real Estate Loans      $2,758      0.83%          46.53%        $1,423         0.44%          29.26%
Commecial Non Real Estate Loans    1,599      0.48           26.98          1,878         0.58           38.61
Residential Loans                    129      0.04            2.18            403         0.12            8.28
Consumer Loans                       747      0.22           12.60            542         0.17           11.15
Unallocated                          694      0.21           11.71            618         0.19           12.70
                                  ---------------------------------------------------------------------------------
  Total                           $5,927      1.78%         100.00%        $4,864         1.50%         100.00%
                                  =================================================================================


                                                                     AT DECEMBER 31,
                                  --------------------------------------------------------------------------------
                                                    2000                                  1999
                                  --------------------------------------------------------------------------------
                                           PERCENT OF                                 PERCENT OF
                                           ALLOCATED                                  ALLOCATED
                                           RESERVE TO      PERCENT OF                 RESERVE TO       PERCENT OF
                                             TOTAL         ALLOCATED                     TOTAL          ALLOCATED
                                             LOANS         RESERVE TO                    LOANS         RESERVE TO
                                  AMOUNT   OUTSTANDING    TOTAL RESERVE    AMOUNT     OUTSTANDING    TOTAL RESERVE
                                  --------------------------------------------------------------------------------

Commercial Real Estate Loans      $2,481      0.78%          62.78%        $2,796         1.02%          78.01%
Commecial Non Real Estate Loans      257      0.08            6.50             29         0.01            0.81
Residential Loans                    250      0.08            6.33             69         0.02            1.93
Consumer Loans                       278      0.09            7.03            114         0.01            3.18
Unallocated                          686      0.22           17.36            576         0.21           16.07
                                  ---------------------------------------------------------------------------------
  Total                           $3,952      1.25%         100.00%        $3,584         1.27%         100.00%
                                  =================================================================================


                      MANAGEMENT'S DISCUSSION AND ANALYSIS



NON-INTEREST INCOME

Total non-interest income, excluding officer life insurance proceeds and gains or losses on sales of securities, loans, real estate owned and repossessed assets, increased slightly by 1.43% or $66,000 when comparing the year ended 2002 to 2001. There was also an improvement when comparing 2001 to 2000 of $33,000 or 0.72%. There was a decrease in deposit account service charges of $373,000 or 10.37% when comparing 2002 to 2001. The decrease was primarily caused by a $175,000 decrease in NSF fees and a $165,000 decrease in deposit statement fees. Effective March 31, 2001, the Bank reduced the business checking fee structure to remain more competitive in the market. Commissions received through Franklin's investment area also decreased $187,000 or 76.64% from 2001 to 2002 due to a slowdown in sales. This investment area sells a variety of products including mutual funds, annuities, stocks and bonds. There was also a decrease in other fee income of $42,000. These decreases were offset by income and proceeds from bank-owned officers life insurance of $2.3 million. During the fourth quarter of 2002, due to the untimely death of Franklin's Senior Vice President and Chief Credit Officer, the Bank recognized after-tax gain on bank owned life insurance of $1.7 million. In addition, loan fee income increased $212,000 for the year ended December 31, 2002 when compared to the same period in 2001. This increase was primarily due to an increase in prepayment penalty fees of $74,000 and miscellaneous loan fees of $136,000. With the continued increase in average balances of commercial checking accounts, the Bank expects to experience a modest improvement in deposit fees in 2003. Fee income for loan processing is expected to improve during 2003.

The largest increase in non-interest income when comparing year ended December 31, 2001 and 2000 was in investment product income, which increased by 85.37% or $112,361. The decrease in fees on the business and personal checking accounts between the year ended 2001 and 2000 was the result of a decrease in the average balance of $14.0 million during 2001. This decrease in the fee income on business and personal checking accounts was partially offset during the year by an increase in loan processing and servicing fees of $37,276. With the increased activity in lending came an increase in loan processing fees.

Net gain on sale of securities was $648,000 for the year ended December 31, 2002, compared to $1.1 million for the year ended December 31, 2001; there were no gains recognized on sales of securities in 2000. This is a 43.3% decrease in comparing year ending 2002 to 2001. Management will continue to evaluate opportunities for profits within the investment portfolio as events warrant.


NON-INTEREST INCOME - TABLE 5


(DOLLARS IN THOUSANDS)                   YEARS ENDED                    PERCENT CHANGE
                                     ------------------------------------------------------
                                      2002      2001      2000      2001-2002     2000-2001
                                     ------------------------------------------------------
Deposit account service charges      $3,222    $3,595    $3,689      (10.4)%         16.1 %
Loan processing and servicing fees      537       325       288       65.2           42.6
Net gain on sale of securities          648     1,144                (43.4)         100.0
Net loss on sale of other assets       (192)      (59)     (506)     225.4          (88.3)
Investment product income                57       244       132      944.0          (17.0)
Life insurance gains                  2,332
Other                                   423       465       486      (43.2)           7.8
                                     ----------------------------------------------------
Total non-interest income            $7,026    $5,714    $4,089       23.0 %         (1.5)%
                                     ==========================


                      MANAGEMENT'S DISCUSSION AND ANALYSIS



NON-INTEREST EXPENSE

Total non-interest expense was $22.6 million, $20.1 million, and $26.7 million for 2002, 2001, and 2000, respectively. The most significant increase in 2002 was an increase of $1.8 million in severance compensation due to recent retirements of two non-employee board members, one non-employee advisory director and the termination of employment of three officers during the fourth quarter of 2002.

As of December 31, 2002, a contingent liability exists of approximately $3.1 million through April 2004 relating to remaining officer severance agreements. In addition, 2002 operating expenses include non-recurring expenses relating to a previously reported investigation conducted by a special committee of independent directors and the expenses incurred in the creation of the bank holding company of $665,000 and $180,800, respectively.

These non-recurring expenses were offset by declines in total compensation expense of $190,000 or 1.94% in 2002 compared to a decline of $1.5 million or 13.04% in 2001, occupancy expense of $115,000 or 3.46% (.61% decline in 2001), advertising expense of $189,000 or 23.66%, and federal insurance premium of $117,000 or 62.84%.

Taxes and supervisory fees increased approximately $56,000 or 11.55% when comparing 2002 and 2001 and increased approximately $107,000 or 28.31% when comparing 2001 to 2000. This increase in taxes and supervisory fees resulted primarily from an increase in State income tax levied during each of the three years ending December 31, 2002. The only other significant increase in 2002 was an increase in defaulted loan expense of $377,000 or 94.21% when comparing the year ended December 31, 2002 to 2001. (In 2001, defaulted loan expense declined 60.03% when comparing year ended December 31, 2001 and 2000.) The net result was an increase in non-interest expense before merger and severance costs of $802,000 or 4.14% when comparing year ended December 31, 2002 and 2001 and a decline of $3.1 million or 14.0% when comparing the same periods in 2001 and 2000. Management is committed to controlling non-interest expenses exclusive of severance cost in 2003.


NON-INTEREST EXPENSE - TABLE 6

(DOLLARS IN THOUSANDS)                      YEARS ENDED                   PERCENT CHANGE
                                    ---------------------------------------------------------
                                     2002       2001      2000       2001-2002      2000-2001
                                    ---------------------------------------------------------
Salaries                            $ 7,460   $ 7,883   $ 8,954       (5.37)%        (11.96)%
Employee benefits                     2,124     1,891     2,285       12.36          (17.26)
                                    -------------------------------------------------------
Total compensation expense            9,584     9,774    11,239       (1.94)         (13.04)
Occupancy and equipment               3,217     3,332     3,353       (3.46)          (0.61)
Advertising                             610       799       863      (23.66)          (7.34)
Professional fees                     1,299       700       755       85.65           (7.30)
Federal insurance                        69       186       201      (62.84)          (7.30)
Taxes and supervisory fees              541       485       378       11.62           28.31
Supplies and printing                   396       375       610        5.51          (38.50)
Communication expense                   594       585       599        1.53           (2.28)
Defaulted loan expense                  778       401     1,005       94.21          (60.03)
Other                                 3,066     2,715     3,499       12.94           22.43
                                    -------------------------------------------------------
Total non-interest expense before
  merger and severance expenses      20,154    19,352    22,502        4.14 %        (14.00)%
Severance compensation                2,490       708     3,072      251.60 %        (76.95)%
Merger expense                            0        67     1,141     (100.00)%        (94.11)%
                                    -------------------------------------------------------
Total non-interest expense          $22,644   $20,127   $26,715       12.51 %        (24.66)%
                                    =======================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


INCOME TAXES

The provision (benefit) for federal income taxes for 2002, 2001 and 2000 were $603,137, $3.4 million, and $(144,497), respectively. The differences reflect fluctuations in pre-tax earnings along with the effect of low income housing credits and non-taxable insurance gains, which reduced the effective tax rate to 13.65%, and 32.94% in 2002 and 2001, respectively. The net benefit of $144,497 in 2000 is the result of lower levels of taxable income reduced by non-taxable income and other credits.

EARNING ASSETS

At year-end 2002, total-earning assets totaled $503.2 million representing an increase of $7.6 million from year-end 2001. Total loans were $333.3 million compared to $325.3 million at year-end 2001. As previously planned, the Bank completed the elimination of its lease-financing portfolio in 2002. The Bank continues to target three key areas for loan growth -- commercial real estate, small business lines of credit, and consumer lending (through a joint marketing agreement with DTE Energy).

At year-end 2002, commercial mortgage balances, a well-established loan product of the Bank, were $188.1 million compared to $169.9 million at year-end 2001. Other commercial loans were $77.9 million at year-end 2002, an 10.26% increase from $70.6 million at year-end 2001. During 2003, both of these loan products balances are projected to increase. Consumer loan balances decreased by $2.9 million or 10.46% during 2002 due to decreased activity with DTE Energy, and significant repayments.

Of the Bank's total outstanding loans, $244.4 million or 73.32% of the loan portfolio, matures within five years, of which 43.60% or $106.6 million have floating rates. The Bank's total floating rate portfolio, including loans maturing after five years, is 45.76% of the total loan portfolio. The Bank is currently asset-sensitive and will see improvements in net interest income and margin in a rising interest rate environment. Conversely, the Bank would experience a reduction in net interest income and interest margin in a declining rate scenario.

Asset or liability sensitivity along with interest rate risk arises in the normal course of the Bank's business due to differences in the re-pricing and maturity characteristics of interest rate sensitive assets and liabilities. Sensitivity of earnings to interest rate changes arises when yields on assets change differently from the interest costs on liabilities. Asset or liability sensitivity is determined by the difference between interest-earning assets and interest-bearing liabilities re-pricing within a specific time period and the magnitude by which interest rates change on the various types of earning assets and interest-bearing liabilities. The management of interest rate sensitivity includes monitoring the maturities and re-pricing opportunities of interest-earning assets and interest-bearing liabilities.

At year-end 2002, the Bank's investment securities portfolio had a balance of $149.8 million compared to $158.8 million at year-end 2001. Compared to the broad array of investment opportunities generally accepted as suitable bank investments, Franklin's investment portfolio remained conservative and consisted primarily of U.S. treasuries and mortgage-backed securities. As in recent years, the entire investment securities portfolio at year-end 2002 was classified as available-for-sale. At year-end 2002, the investment securities portfolio had a weighted average maturity of 5.1 years and a weighted average rate of 4.49%.

There were no investments in securities of any one issuer, which exceeded 10% of stockholders' equity except for holdings of U.S. Government Agency Securities ($97.7 million), CIT Group Inc. Corporate Bonds ($5.2 million), Goldman Sachs Group Inc. Corporate bonds ($5.5 million) and Preferred Term Securities ($15.0 million) at December 31, 2002. The majority of the U.S. Government Agency Securities are pledged to secure borrowing arrangements for Federal Home Loan Bank borrowings and securities sold under agreements to repurchase or for other purposes as required or permitted by law.

OTHER EARNING ASSETS

The Bank's other earning assets are comprised of Federal Home Loan Bank ("FHLB") stock, Federal Reserve Bank ("FRB") stock, interest-bearing deposits with other banks and bank owned life insurance. Total other earning assets at year-end totaled $29.8 million and $21.5 million for 2002 and 2001, respectively.

Interest-bearing deposits, by their inherent nature, are the lowest yielding assets compared to alternative investments. The average yield on these deposits for 2002 was 2.68% compared to 2.90% for 2001. The average balances were $24.1 million for 2002 and $9.7 million for 2001.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


As a member of both the FHLB and the FRB, stock ownership is required. At year-end 2002 and 2001, the Bank's FHLB stock position remained at $5.9 million. FRB stock held at year-end 2002 and 2001 remained at $1.5 million. These investments carried a weighted average yield of 6.05% during 2002 and 7.14% during 2001.

During December of 2001, the Bank invested $10 million in cash value life insurance, commonly known as "BOLI". "BOLI" is a tax-free investment vehicle that provides a stable return which is typically at or above market rates. The "BOLI" investment is held indefinitely by the Bank. In the event of death of a member of the insured group, the proceeds from the life insurance claim are included in the Bank's other income. During 2002, the Bank recognized $2.3 million in proceeds from this product, of which $1.7 million was recognized during the fourth quarter of 2002 due to the untimely death of the Bank's Senior Vice President and Chief Credit Officer. The Bank expects the cash value of the "BOLI" to increase during 2003.


LOAN AND LEASE FINANCING PORTFOLIO COMPOSITION - TABLE 7

(DOLLARS IN THOUSANDS)                                                     AT DECEMBER 31,
                                 --------------------------------------------------------------------------------------------------
                                        2002              2001                  2000               1999                  1998
                                 --------------------------------------------------------------------------------------------------
                                   AMOUNT     %      AMOUNT      %        AMOUNT       %      AMOUNT      %         AMOUNT      %
                                 --------------------------------------------------------------------------------------------------
Commercial                       $ 77,856   23.36%  $ 70,613    21.71%   $ 77,179    24.41%   $72,792    26.41%    $75,821    23.49%
Commercial mortgage               188,121   56.43    169,865    52.21     151,800    48.02     96,697    35.08      83,571    25.89
Residential mortgage and
  home equity                      16,753    5.03     24,627     7.57      32,322    10.22     34,238    12.42      35,939    11.13
Real estate construction           26,071    7.82     31,858     9.79      30,878     9.77     41,369    15.01      27,642     8.56
Consumer                           24,512    7.35     27,378     8.42      18,859     5.97     14,031     5.09      18,528     5.74
Lease financing                        33    0.01        984     0.30       5,086     1.61     16,494     5.99      51,810    16.05
Lease financing - held for sale                                                                                     29,522     9.14
                                 --------------------------------------------------------------------------------------------------
Loans                            $333,346  100.00%   325,325   100.00%   $316,124   100.00%  $275,621   100.00%   $322,833   100.00%
                                 ==================================================================================================


The Bank has no foreign loans and there were no concentrations greater than 10% of total loans that are not disclosed as a separate category.


LOAN COMMITMENTS - TABLE 8


(DOLLARS IN THOUSANDS)                               At December 31,
                                               ---------------------------
                                                 2002     2001      2000
                                               ---------------------------
Outstanding loan commitments                   $21,000   $21,500   $10,300
Unused commercial line of credit commitments    70,400    53,500    52,900
Unused home equity commitments                   4,600     5,200     6,700
Undisbursed construction loans                   5,900     7,900    12,800

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


LOAN MATURITY ANALYSIS - TABLE 9

(DOLLARS IN THOUSANDS)                          AT DECEMBER 31, 2002
                                      ----------------------------------------
                                       WITHIN     ONE TO     AFTER
                                      ONE YEAR  FIVE YEARS FIVE YEARS  TOTAL
                                      ----------------------------------------
Commericial                            $10,920   $ 43,146   $23,790   $ 77,856
Commercial mortgage                     17,113    118,046    52,962    188,121
Residential mortgage and home equity     1,194      8,038     7,521     16,753
Real estate construction                20,665      5,406               26,071
Consumer                                 1,476     18,385     4,651     24,512
Lease financing                             33                              33
                                       ---------------------------------------
Loans                                  $51,401   $193,021   $88,924   $333,346
                                       =======================================
LOANS ABOVE WITH
Fixed rates                            $17,159   $120,702   $42,956   $180,817
Floating rates                          34,242     72,319    45,968    152,529
                                       ---------------------------------------
Loans                                  $51,401   $193,021   $88,924   $333,346
                                       =======================================

SECURITIES MATURITY ANALYSIS - TABLE 10


(DOLLARS IN THOUSANDS)                                            AT DECEMBER 31, 2002
                                        --------------------------------------------------------------------------
                                                                         MATURING
                                        --------------------------------------------------------------------------
                                          WITHIN 1 YEAR          1-5 YEARS         5-10 YEARS       OVER 10 YEARS
                                         COST       YIELD      COST    YIELD    COST       YIELD    COST     YIELD
                                        --------------------------------------------------------------------------
Mortgage-backed securities              $29,546     4.06%    $24,004   5.82%   $               %  $14,429    3.82%
U.S. Government and agency securities    14,712     3.85      13,899   3.39      1,096     6.63
Tax-Exempt Municipal                      1,290     2.76                         2,543     6.31     5,168    6.64
Taxable Municipals                                             1,000   1.45
Corporate bonds                           6,194     3.64      15,424   6.00     20,532
                                        -------              -------           -------            -------
Total                                   $51,742     3.92%    $54,327   5.17%$  $24,171     4.10%  $19,597    4.56%
                                        =======              =======           =======            =======


                                                   AT DECEMBER 31, 2002
                                        ------------------------------------------
                                                       MATURING
                                        ------------------------------------------
                                        AMORTIZED        FAIR     WEIGHTED AVERAGE
                                           COST          VALUE    MATURITY (YEARS)
                                        ---------      --------   ----------------
Mortgage-backed securities              $ 66,165       $ 67,978         1.71
U.S. Government and agency securities     29,104         29,707         0.88
Tax-Exempt Municipal                       8,758          9,001         5.34
Taxable Municipals                         1,000          1,000         0.04
Corporate bonds                           41,134         42,151         1.54
                                        --------       --------
Total                                   $146,161       $149,837         1.70
                                        ========       ========


                      MANAGEMENT'S DISCUSSION AND ANALYSIS


DEPOSITS AND OTHER BORROWED FUNDS

Providing a stable source of low-cost funding, core deposits include non-interest-bearing business checking deposits, money market savings, personal checking and savings and retail certificates. Average core deposits were $392.3 million in 2002 compared to $366.0 million in 2001. Average business and personal-checking balances were $177.4 million in 2002 compared to $172.6 million in 2001. Average money market savings were $159.8 million in 2002 compared to $150.6 million in 2001. Average retail certificate of deposits were $35.9 million in 2002 compared to $25.9 million for 2001. The Bank continues to actively compete in the retail certificate of deposit market. As this philosophy continues the balances in this category of deposits have risen. The Bank expects to continue to seek retail deposits during 2003. The Bank's largest core deposit source continues to be business and personal checking account balances. The average balance of those accounts increased during 2002 by $4.8 million. With a pickup in the economy and the Bank's aggressive marketing campaign, along with the opening of its fourth branch office in January 2003, the Bank anticipates seeing an increase in the balances of the business and personal checking accounts as well as other core deposit products during 2003.

Comparing year end 2002 to 2001, total deposits increased $39.8 million or 10.2%. This significant increase is deposits has not only contributed to funding loans, but has also allowed the Bank to decrease its other borrowed funds $14.6 million and to redeem the $20.7 million of preferred stock of the Bank's subsidiary Franklin Finance Corporation which was paying a dividend of 8.70%. It is anticipated that the redemption of the preferred stock will positively impact pre-tax earnings by approximately $1.45 million per year, based upon current interest rates.

Borrowed funds in the form of advances from the FHLB and repurchase agreements provided a limited amount of the funding to support loan growth in the year 2002 while providing a source of liquidity which mirrors the estimated duration of the Bank's deposit portfolio. The average balance in these forms of borrowed funds was $65.5 million for FHLB advances and $3.1 million for repurchase agreements, as compared to $51.8 million for FHLB advances and $16.5 million in repurchase agreements, in 2001. As discussed above, during the coming year the Bank will be focused on increasing the core deposit base and relying less on borrowed funds.

SOURCE OF FUNDS - TABLE 11


(DOLLARS IN THOUSANDS)                                      AT DECEMBER 31,
                              -------------------------------------------------------------------------
                                       2002                      2001                      2000
                              -------------------------------------------------------------------------
Business checking             $180,011      36.43%    $159,450        34.00%      $183,271       38.97%
Money market savings           165,365      33.47      147,231        31.40        135,927       28.91
Personal checking and savings   25,567       5.17       23,661         5.05         21,324        4.53
Jumbo certificates              20,967       4.24       33,460         7.13         23,405        4.98
Retail certificates             37,220       7.53       25,556         5.45         23,992        5.10
                              -------------------------------------------------------------------------
Total deposits                 429,130      86.85      389,358        83.03        387,919       82.49
                              -------------------------------------------------------------------------
Borrowings                      65,000      13.15       79,606        16.97         82,326       17.51
                              -------------------------------------------------------------------------
Total source of funds         $494,130     100.00%    $468,964       100.00%      $470,245      100.00%
                              =========================================================================

MATURITY DISTRIBUTION OF TIME DEPOSITS ANALYSIS - TABLE 12


(DOLLARS IN THOUSANDS)               AT DECEMBER 31, 2002
                                  -------------------------
                                  < $100,000      > $100,000
                                                  -
                                  -------------------------
Three months or less               $12,653          $10,471
Over three months to six months      4,498            3,567
Over six months to twelve months     5,627            2,286
Over twelve months                  14,442            4,643
                                  -------------------------
Total                              $37,220          $20,967
                                  =========================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


REGULATORY CAPITAL

The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholder equity, excluding the net unrealized gain on securities available for sale, increased $2.0 million or 4.97% to $43.2 million at year end 2002, which represents 7.97% of total assets. At December 31, 2001, the similar ratio of shareholders' equity to assets was 7.73%. The increase was primarily the result of net income of $3.8 million and exercise of common stock options of $555,000, offset by $1.2 million of initial issuance costs relating to Franklin preferred stock which was redeemed in 2002 and cash dividends of $1.1 million. Dividends declared per common share increased 14.3% from $0.28 per share to $0.32 per share in 2002. Management believes the Corporation has an adequate capital position to meet its needs in 2003.

The Corporation is subject to risk-based capital adequacy guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Capital adequacy guidelines issued by the Federal Reserve Board require bank holding companies to have a minimum total risk-based capital ratio of 8.00%, with at least half of total capital in the form of Tier 1, or core capital. The Corporation's total risk-based capital ratio was 11.88% at December 31, 2002. For further information regarding regulatory capital requirements, see
Note 6 to the consolidated financial statements.

The Bank has consistently exceeded the capital levels established by The Office of the Comptroller of the Currency ("OCC"). During 2002, the Bank's capital levels remained above the "well capitalized" OCC classification. It is the Corporation's objective to maintain this highest classification level, which both ensures compliance with regulatory requirements and allows for greater potential growth.

The OCC measures regulatory capital three ways: 1) Tier 1 capital to average assets (the "Tier 1 leverage" ratio), 2) Tier 2 capital to risk weighted assets and 3) Total capital to risk weighted assets. Minimum accepted ratios for these three levels are 4.00%, 4.00% and 8.00%, respectively. "Well capitalized" institutions must meet OCC established minimums of 5.00%, 6.00% and 10.00% for the three tiers, respectively.

The Corporation previously announced an intention to repurchase up to 182,000 shares of the Corporation's common stock for cash in the open market commencing in the second quarter of 2003. The amount and timing of the purchases will be dependent upon market conditions, corporate strategies and will be at the discretion of management. Funding for the purchases of the stock under the buyback program is anticipated to be generated from the Bank's liquidity and operating cash flows.


CAPITAL ANALYSIS - TABLE 13

(DOLLARS IN THOUSANDS)                         AT DECEMBER 31,
                                       --------------------------------
                                         2002        2001       2000
                                       --------------------------------
TIER 1
Common equity                          $ 45,642    $ 40,980    $ 34,089
Eligible preferred equity                            15,167      13,599
Unrealized (gain)/loss on securities
  available for sale, net of tax         (2,426)     (1,010)       (395)
                                       --------------------------------
Total tier 1 capital                     43,216      55,137      47,293

TIER 2
Eligible allowance for loan losses        5,080       4,864       3,952
                                       --------------------------------
Total risk-based capital               $ 48,296    $ 60,001    $ 51,245
                                       ================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



NON-PERFORMING ASSETS

The Bank's policies regarding non-accrual and impaired loans reflect the importance of early identification of troubled loans. Consumer loans are charged off no later than 120 days past due, or earlier if deemed uncollectible. Loans other than consumer loans are generally placed on non-accrual status when management determines that principal or interest may not be fully collectible, but generally no later than when the loan is 90 days past due on principal or interest. Loan amounts in excess of probable future cash collections are charged off at the time the loan is placed on non-accrual status, to an amount that represents management's assessment of the ultimate collectibility of the loan. Interest previously accrued but not collected on non-accrual loans is charged against current income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.

Total non-performing assets at year-end 2002 were $7.3 million compared to $3.6 million at year-end 2001, an increase of $3.7 million or 101.8%. Non-accrual loans totaled $4.8 million at year end 2002, which was an increase of $1.8 million; there were no accruing loans past due 90 days at year-end 2002 or 2001. Real estate owned or in redemption increased from $564,000 at December 31, 2001 to $2.5 million at December 31, 2002.

As a percentage of total assets, non-performing assets were 1.35% and .68% at year-end 2002 and 2001, respectively. At December 31, 2002, loans 30 or more days past due was 0.66% of total loans outstanding compared to 0.72% at December 31, 2001.

At December 31, 2002, management was not aware of any potential problem loans that would have a material effect on loan delinquency or loan charge-offs. However, until general economic conditions begin to improve, management expects unfavorable trends in credit quality and net charge-offs to continue, particularly in the first half of 2003. Management continues to actively manage the loan portfolio, seeking to identify and resolve problem assets at an early stage. Management believes that the Bank is adequately reserved.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


NON-PERFORMING ASSETS - TABLE 14

                                                                                AT DECEMBER 31,
                                                 ------------------------------------------------------------------
NON-ACCRUAL LOANS                                   2002          2001          2000         1999          1998
                                                 ------------------------------------------------------------------
Commercial                                       $  338,547    $  284,955    $  640,936    $   63,393    $
Commercial mortgage                               3,104,793     2,188,869     1,542,632       807,713
Residential mortgage                              1,313,654       376,969       216,000
Consumer                                             75,993       201,745
Lease financing                                                    11,360
                                                 ------------------------------------------------------------------
Total non-accrual loans                           4,832,987     3,063,898     2,399,568       871,106

ACCRUING LOANS PAST DUE 90 DAYS OR MORE
Commercial                                                                                    141,029       211,162
Commercial mortgage                                                                                         365,312
Residential mortgage                                                                          469,080        43,057
Home
equity                                                                           18,867                      35,690
Consumer                                                                         81,299       257,868       147,392
Lease financing                                                                 104,617       357,639       753,269
                                                 ------------------------------------------------------------------
Total                                                                           204,783     1,225,616     1,555,882
                                                 ------------------------------------------------------------------
Total non-performing loans                        4,832,987     3,063,898     2,604,351     2,096,722     1,555,882
                                                 ------------------------------------------------------------------
REAL ESTATE OWNED
Commercial
Commercial mortgage                                 540,326        77,500       542,182       891,000     1,129,005
Residential mortgage                              1,464,123       486,735       576,384     2,458,516     1,434,098
                                                 ------------------------------------------------------------------
Total real estate owned                           2,004,449       564,235     1,118,566     3,349,516     2,563,103
Real estate in redemption                           485,534                                    14,580       301,300
                                                 ------------------------------------------------------------------
Total non-performing assets                      $7,322,970    $3,628,133    $3,722,917    $5,460,818    $4,420,285
                                                 ==================================================================
Total non-accrual loans and real
  estate owned as a percentage of
    Total assets                                       1.26%         0.68%         0.67%         0.82%         0.51%
    Loans and real estate owned                        2.06          1.11          1.11          1.51          0.79

Total non-performing assets as a percentage of
    Total assets                                       1.35%         0.68%         0.71%         1.06%         0.88%
    Loans and real estate owned                        2.20          1.11          1.17          1.96          1.36

                      MANAGEMENT'S DISCUSSION AND ANALYSIS




INTEREST RATE SENSITIVITY

Interest rate risk arises in the normal course of business due to differences in the re-pricing and maturity characteristics of assets and liabilities. Since no single measurement system satisfies all management objectives, a combination of techniques are used to manage interest rate risk, including simulation analysis, asset and liability re-pricing schedules and duration of equity. The Asset and Liability Committee ("ALCO") regularly reviews the results of these interest rate risk measurements. The ALCO, which is comprised of executive management from various areas of the Bank, including operations, lending, and deposit gathering, meets regularly to execute asset and liability management strategies. The ALCO establishes and monitors guidelines on the sensitivity of earnings to changes in interest rates. The goal of the ALCO process is to maintain the Bank's interest rate risk at prudent levels to provide the maximum level of net interest income and minimal impact on earnings from major interest rate changes.

The ALCO frequently evaluates net interest income under various balance sheet and interest rate scenarios. The results of these analyses provide the information needed to assess the proper balance sheet structure.

An unexpected change in economic activity, whether domestically or internationally, could translate into a materially different interest rate environment than currently expected as was noted during 2001 and 2002. A process is maintained where management evaluates "base" net interest income under what is the current balance sheet structure and interest rate environment. This "base" net interest income is then evaluated against interest rate scenarios that are taken up and down 200 basis points from the most likely rate environment. In addition, adjustments to asset prepayment levels, yield curves and overall balance sheet mix and growth assumptions are made to be consistent with each interest rate environment. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of higher or lower interest rates on net interest income. Actual results may differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

At December 31, 2002, the measurement of risk exposure to net interest income during the year 2003 for a 200-basis-point decline in short-term interest rates indicates the net interest income will decrease 10.75% or $3.0 million and for a 200-basis-point rise indicates an increase of 2.48% or $.69 million. Additionally the Bank was positively gapped at 3 months by 7.77% of interest earning assets and at 12 months by 19.37% of assets. Re-pricing assets exceeded re-pricing liabilities within all categories other than over 5 years at December 31, 2002. The Bank had a positive gap of 1.65% within 12 months of December 31, 2001. This is an increase in the gap caused by a shift of investment securities and commercial real estate loans to within 12 months and other minor balance sheet changes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



INTEREST RATE SENSITIVITY ANALYSIS - TABLE 15


(DOLLARS IN THOUSANDS)                                          AT DECEMBER 31, 2002
                                         ------------------------------------------------------------------
                                           0-3         3-12        1-3         3-5       Over 5
                                          Months      Months      Years       Years      Years      Total
                                         ------------------------------------------------------------------
ASSETS
Interest-bearing deposits                $ 12,630    $           $           $          $          $ 12,630
Securities (at cost)                       49,120      36,603      29,200       7,298     23,940    146,161
FHLB and FRB stock                          7,410
Loans, excluding lease financing          171,166      45,131      70,979      31,791     14,245    333,312
Lease financing                                26           2           2           3          1         34
                                         ------------------------------------------------------------------
Total rate sensitive assets              $240,352    $ 81,736    $100,181    $ 39,092   $ 38,186   $499,547
                                         ------------------------------------------------------------------
LIABILITIES
Savings, NOW and time deposits           $ 25,684    $ 23,771    $ 25,275    $ 13,520   $          $ 88,250
Money market deposits                     160,869                                                   160,869
Borrowings                                 15,000                  10,000                 40,000     65,000
                                         ------------------------------------------------------------------
Total rate sensitive liabilities         $201,553    $ 23,771    $ 35,275    $ 13,520   $ 40,000   $314,119
                                         ------------------------------------------------------------------
Interest sensitivity gap                   38,799      57,965      64,906      25,572     (1,814)   185,428
                                         ------------------------------------------------------------------
Cumulative interest sensitivity gap        38,799      96,764     161,670     187,242    185,428
                                         -------------------------------------------------------
Cumulative interest sensitivity gap to
  total rate sensitive assets                7.77%      19.37%      32.36%      37.48%     37.12%
                                         =======================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



MATURITY DATES RATHER THAN RE-PRICING DATES - TABLE 16


(DOLLARS IN THOUSANDS)                                        CONTRACTUAL MATURITY DATE AT DECEMBER 31,
                                      --------------------------------------------------------------------------------------------
                                        2003        2004        2005         2006       2007      THEREAFTER  TOTAL     FAIR VALUE
                                      --------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS
  Loans, net of unearned income       $ 65,824    $ 38,028    $ 41,319    $ 40,184    $ 66,386    $ 81,605   $ 333,346   $336,410
  Withheld average rates                  6.46%       7.89%       8.23%       7.62%       7.13%       7.37%       7.34%
  Investment securities                 15,413      15,173       7,093       9,129       9,550      89,803     146,161    149,837
  Weighted average rate                   5.75%       5.66%       3.77%       6.14%       4.86%       5.52%       5.47%
  FHLB and FRB stock                     7,410                                                                   7,410      7,410
  Weighted average rate                   5.80%                                                                   5.80%
  Deposits                              12,630                                                                  12,630     12,630
  Weighted average interest rate          1.17%                                                                   1.17%
                                      --------------------------------------------------------------------------------------------
Total interest-earning assets         $101,277 $    53,201    $ 48,412    $ 49,313    $ 75,936    $171,408   $ 499,547 $  506,287
                                      --------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES
  Savings, now and time deposits      $ 59,252    $  3,088    $  9,335    $  3,249    $  3,138    $    275   $  78,337   $ 89,354
  Weighted average rate                   1.98%       4.03%       4.65%       5.25%       4.93%       5.06%       2.72%
  Money market deposits                                                                            164,691     164,691    164,691
  Weighted average rate                                                                               1.44%       1.44%
  Borrowings                                        10,000                                          55,000      65,000     65,000
  Weighted average rate                               5.50%                                           4.18%       9.68%
                                      --------------------------------------------------------------------------------------------
Total interest-bearing liabilities    $ 59,252    $ 13,088    $  9,335    $  3,249    $  3,138    $219,966   $ 308,028   $319,045
                                      --------------------------------------------------------------------------------------------

Interest sensitivity gap              $ 42,025    $ 40,113    $ 39,077    $ 46,064    $ 72,798    $(48,558)   $191,519
                                      --------------------------------------------------------------------------------
Cumulative interest sensitivity gap     42,025      82,138     121,215     167,279     240,077     191,519
                                      --------------------------------------------------------------------
Interest sensitivity gap to total
  interest-earning assets                 8.41%       8.03%       7.82%       9.22%      14.57%      (9.72%)
                                      --------------------------------------------------------------------
Cumulative interest sensitivity gap
  to total interest-earning assets        8.41%      16.44%      24.26%      33.49%      48.06%      38.34%
                                      --------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



LIQUIDITY

The Bank manages liquidity to insure adequate funds are available to meet the cash flow needs of depositors, borrowers and the Bank. The Bank's most readily available sources of liquidity are a highly marketable securities portfolio, the core deposit base, and the ability to acquire large deposits in the local and national markets. Also loan repayments, maturities and possible loan sales, FHLB advances, and repurchase agreements are additional forms of liquidity for the Bank.

Liquidity is carefully monitored by the ALCO. Prospective funding needs are anticipated and compared to cash levels and available borrowing capacity. The Bank manages liquidity according to both a Liquidity Policy and a Liquidity Crisis Contingency Plan. The Policy and Plan dictate acceptable liquidity levels, identify all alternative sources for additional liquidity and articulate certain "triggering events" that would accelerate the acquisition of liquid reserves.

As of December 31, 2002 and 2001, cash and cash equivalents equaled 5.68% and 4.59% of total assets, respectively. Net cash flows from operating activities provided $5.2 million compared to $6.3 million in 2001 while investing activities used $2.7 million in 2002 versus $11.7 million in 2001. The significant fluctuation in cash flows from investing activities was primarily the result of the Bank purchasing $10 million of BOLIs in 2001. The $5.7 million increase in cash flows from financing activities is primarily the result of a significant increase in deposits during 2002 of $39.7 million, offset by the redemption of preferred stock of $20.7 million and additional borrowing repayments of $14.6 million. The accumulated effect of the Bank's operating, investing and financing activities resulted in cash and cash equivalents increasing approximately $6.3 million during 2002 to $30.8 million at December 31, 2002.

At December 31, 2002, the Bank had liquid assets totaling $180.6 million with additional borrowing capability of $30.0 million with the FHLB and $69.0 million through the use of additional repurchase agreements. The Bank's liquidity is considered adequate by management.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this Report may be deemed to be forward-looking statements that involve risk and uncertainties. Words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause results to differ include those listed below and other risks detailed from time to time in the Corporation's Securities and Exchange Act of 1934 reports, including the report on Form 10-K for the year ended December 31, 2002. These forward-looking statements represent the judgment as of the date of this report. The Corporation disclaims, however, any intent or obligation to update these forward-looking statements.

Future factors include, but are not limited to, fluctuations in interest rates, changes in economic conditions of the Bank's market area, changes in policies by regulatory agencies, shareholder derivative litigation relating to the independent committee's investigation, the acceptance of new products, the impact of competitive products and pricing. These are representative of the future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

MANAGEMENT'S LETTER

The preparation and integrity of the financial statements and other information included in this Annual Report is the responsibility of the management of Franklin Bancorp, Inc. The financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America, based on management's best estimates and judgments. Other financial information included in the Annual Reports is consistent with the financial statements.

Management maintains a system of internal controls designed to provide reasonable assurance that resources are safeguarded and transactions are executed and recorded in accordance with management's authorization. The Bancorp's professional staff of internal auditors is to monitor compliance with established procedures and controls and coordinate audit coverage with the independent certified public accountants.

The financial statements have been audited by Grant Thornton LLP. Its role is to render an independent professional opinion on management's financial statements, based on procedures it deems appropriate under generally accepted auditing standards. To the best of management's knowledge, the independent certified public accountants were provided with access to all information and records necessary to render their opinions.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with both internal and independent auditors to review the results and recommendations of their audits.


/s/ DAVID L. SHELP
David L. Shelp
President and CEO


/s/ DAVID F. SIMON
David F. Simon
Chairman of the Board

[GRANT THORNTON LOGO]


            Report of Independent Certified Public Accountants


Board of Directors and Shareholders - Franklin Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Franklin Bancorp, Inc. and its wholly-owned subsidiary Franklin Bank, N.A., as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklin Bancorp, Inc. and its wholly owned subsidiary, Franklin Bank, N.A., as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



/s/ Grant Thornton LLP

Southfield, Michigan
January 23, 2003

             CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                               AT DECEMBER 31,
                                                -------------------------------------------
                                                  NOTES           2002             2001
                                                -------------------------------------------
ASSETS
Cash and due from banks                                       $ 18,171,153     $ 20,375,185
Interest-earning deposits                                        3,580,028        4,048,853
Time deposits with Federal Home Loan Bank                        9,050,162           32,956
-------------------------------------------------------------------------------------------
Cash and cash equivalents                                       30,801,343       24,456,994
Securities available for sale                           3      149,836,544      158,823,098
Federal Home Loan Bank stock, at cost                            5,868,900        5,868,900
Federal Reserve Bank stock, at cost                              1,541,500        1,519,100
Loans                                                          333,345,726      325,324,998
Allowance for loan losses                                       (5,926,813)      (4,863,948)
-------------------------------------------------------------------------------------------
Net loans                                       2,5,10,12      327,418,913      320,461,050
Accrued interest receivable                                      3,075,368        3,273,087
Real estate owned                                                2,004,449          564,235
Premises and equipment, net                             7        3,026,171        3,152,962
Cash value life insurance                                        9,799,009       10,018,357
Prepaid expenses and other assets                       8        9,106,119        4,421,051
-------------------------------------------------------------------------------------------
Total assets                                                  $542,478,316     $532,558,834
                                                              =============================

LIABILITIES, PREFERRED STOCK OF
  SUBSIDIARY AND SHAREHOLDERS' EQUITY
Deposits                                                4     $429,129,830     $389,358,249
Borrowings                                              5       65,000,000       79,605,696
Accrued interest payable                                           260,275          279,811
Other liabilities                                                2,446,516        1,635,221
-------------------------------------------------------------------------------------------
Total liabilities                                              496,836,621      470,878,977
Commitments and contingencies                          12
Preferred stock of subsidiary                           1                        19,500,398
Shareholders' equity                                  6,9
Common stock - no par; stated  value $1
  authorized 6,000,000 shares, issued
  and outstanding 3,647,593 and 3,607,542
  shares at December 31, 2002 and 2001,
  respectively                                                   3,647,593        3,607,542
Additional paid-in capital                                      27,154,384       27,839,246
Retained earnings                                               12,413,704        9,722,876
Accumulated other comprehensive income                           2,426,014        1,009,795
-------------------------------------------------------------------------------------------
Total shareholders' equity                                      45,641,695       42,179,459
-------------------------------------------------------------------------------------------
Total liabilities, preferred stock of
 subsidiary and shareholders' equity                          $542,478,316     $532,558,834
                                                              =============================



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                      NOTES       2002           2001           2000
                                                      ----------------------------------------------------
INTEREST INCOME
Interest on loans                                            $ 25,147,191    $ 28,664,587    $ 28,343,960
Interest on securities                                          5,856,111       7,373,257       8,969,793
Other interest and dividends                                    2,553,531       2,771,627       3,475,686
---------------------------------------------------------------------------------------------------------
Total interest income                                          33,556,833      38,809,471      40,789,439
---------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                    4       4,951,123       7,237,936       7,497,017
Interest on other borrowings                            5       2,959,471       3,299,197       5,199,702
---------------------------------------------------------------------------------------------------------
Total interest expense                                          7,910,594      10,537,133      12,696,719
---------------------------------------------------------------------------------------------------------
Net interest income                                            25,646,239      28,272,338      28,092,720
Provision for loan losses                               2       3,809,760       1,858,500       3,693,371
---------------------------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                                  21,836,479      26,413,838      24,399,349
---------------------------------------------------------------------------------------------------------

NON-INTEREST INCOME
Deposit account service charges                                 3,222,270       3,594,836       3,688,918
Loan fees                                                         536,999         325,032         287,756
Net gain on sale of securities                                    648,357       1,143,587
Net loss on sale of other assets                                 (191,897)        (58,843)       (506,428)
Increase in cash value of and proceeds from
  life insurance                                                2,331,772          18,357
Other                                                             479,574         690,705         618,987
---------------------------------------------------------------------------------------------------------
Total non-interest income                                       7,027,075       5,713,674       4,089,233
---------------------------------------------------------------------------------------------------------

NON-INTEREST EXPENSES
Compensation and benefits                                       9,584,065       9,773,879      11,238,807
Severance compensation                                          2,489,519         708,047       3,072,337
Occupancy and equipment                                         3,217,045       3,332,432       3,352,895
Advertising                                                       609,690         798,619         862,498
Federal insurance premiums                                         69,237         186,318         201,328
Defaulted loan expense                                            778,223         400,720       1,004,453
Communication expense                                             594,277         585,340         599,429
Outside services                                                2,913,156       2,199,226       2,549,574
Merger expense                                                                     67,192       1,141,354
Other                                                           2,388,858       2,074,904       2,692,106
---------------------------------------------------------------------------------------------------------
Total non-interest expenses                                    22,644,070      20,126,677      26,714,781
---------------------------------------------------------------------------------------------------------
Income before provision (benefit) for federal
  income taxes                                                  6,219,484      12,000,835       1,773,801
Provision (benefit) for federal income taxes            8         603,137       3,360,066        (144,497)
---------------------------------------------------------------------------------------------------------
Net income before preferred stock dividends                     5,616,347       8,640,769       1,918,298
---------------------------------------------------------------------------------------------------------
Preferred stock dividends of subsidiary                         1,800,900       1,800,900       1,800,900
Net income                                                   $  3,815,447    $  6,839,869    $    117,398
                                                             ============================================
INCOME PER COMMON SHARE
  Basic                                                      $       1.05    $       1.92    $      0.03
  Diluted                                                    $       1.01    $       1.86    $      0.03



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

              Consolidated Statements of Comprehensive Income

                                                                   YEARS ENDED DECEMBER 31,
                                                            ------------------------------------
                                                               2002        2001          2000
                                                            ------------------------------------
NET INCOME                                                  $3,815,447   $6,839,869   $  117,398
  Other comprehensive income net of tax:
    Unrealized gains on securities:
      Unrealized holding gains arising during period         1,844,135    1,369,433    2,792,054
      Less reclassification adjustment for gains
      included in net income                                   427,916      754,767
------------------------------------------------------------------------------------------------
      Other comprehensive income                             1,416,219      614,666    2,792,054
------------------------------------------------------------------------------------------------
Comprehensive income                                        $5,231,666   $7,454,535   $2,909,452
                                                            ====================================




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                       ACCUMULATED
                                                                        ADDITIONAL                        OTHER          TOTAL
                                                           COMMON        PAID-IN         RETAINED     COMPREHENSIVE   SHAREHOLDERS'
                                                            STOCK        CAPITAL         EARNINGS      INCOME(LOSS)      EQUITY
                                                          -------------------------------------------------------------------------

BALANCES AT JANUARY 1, 2000                               $3,509,537   $ 27,201,083    $  4,752,606    $(2,396,925)   $ 33,066,301
Net income                                                                                  117,398                        117,398
Cash dividends on common stock ($0.28 per share)                                           (988,593)                      (988,593)
Exercise of options                                           43,013        258,293                                        301,306
Change in accumulated other comprehensive income                                                         2,792,054       2,792,054
                                                          ------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                              3,552,550     27,459,376       3,881,411        395,129      35,288,466
Net income                                                                                6,839,869      6,839,869
Cash dividends on common stock ($0.28 per share)                                           (998,404)                      (998,404)
Exercise of options                                           54,992        379,870                                        434,862
Change in accumulated other comprehensive income                                                           614,666         614,666
                                                          ------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001                              3,607,542     27,839,246       9,722,876      1,009,795      42,179,459

Net income                                                                                3,815,447                      3,815,447
Cash dividends on common stock ($0.32 per share)                                         (1,124,619)                    (1,124,619)
Exercise of options                                           40,051        439,757                                        479,808
Tax benefit on non-qualified stock options                                   74,983                                         74,983
Initial issuance costs of Franklin Finance
  preferred  stock                                                       (1,199,602)                                    (1,199,602)
Change in accumulated other comprehensive income                                                         1,416,219       1,416,219
                                                          ------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2002                             $3,647,593   $ 27,154,384    $ 12,413,704    $ 2,426,014    $ 45,641,695
                                                          ========================================================================




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Years Ended December 31,
                                                                          -------------------------------------------------------
                                                                                2002                 2001               2000
                                                                          -------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $   3,815,447        $   6,839,869        $     117,398
Adjustments to reconcile net income to net cash provided
    by operating activities
  Provision for loan losses                                                   3,809,760            1,858,500            3,693,371
  Depreciation and amortization                                               1,157,721            1,342,882            1,547,696
  Increase in cash value of life insurance                                     (611,625)             (18,357)
  Gain on redemption of life insurance                                       (1,720,147)
  (Gain)/loss on sale of available for sale securities and other assets        (456,460)          (1,084,744)             506,428
  Net deferral of loan origination costs/(fees)                                  46,216             (386,250)             250,525
  Amortization/(accretion) on securities                                        950,189           (1,190,768)             674,935
  Decrease in accrued interest receivable                                       197,719              855,019               58,923
  Increase in prepaid expenses and other assets                              (4,929,101)            (884,401)            (748,766)
  Increase/(decrease) in accrued interest payable,
    deferred taxes and other liabilities                                        791,759           (1,022,494)           1,744,126
----------------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                              (763,968)            (530,613)           7,727,238
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     3,051,479            6,309,256            7,844,636

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available for sale                                  (49,668,362)        (149,287,216)          (6,835,706)
Proceeds from sales of securities available for sale                         26,970,258          111,620,470
Proceeds from maturities and paydowns of securities available for sale       33,528,612           46,112,188           46,259,231
Net increase in loans                                                       (13,510,972)         (10,247,400)         (45,229,120)
Proceeds from the sale of real estate owned                                     579,487              982,223            2,874,002
Capital expenditures                                                         (1,030,930)            (622,525)          (1,132,255)
Proceeds from (purchase of) cash value life insurance                         2,551,120          (10,000,000)
Purchase of Federal Reserve Bank stock                                          (22,400)            (210,550)             (20,000)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (603,187)         (11,652,810)          (4,083,848)


CASH FLOWS FROM FINANCING ACTIVITIES
Net increase/(decrease) in deposits                                          39,771,581            1,439,664          (12,446,851)
(Decrease)/increase in short term borrowings                                (14,605,696)          (2,720,405)          27,280,524
Repayment of subordinated debenture                                                                                    (7,475,000)
Redemption of preferred stock                                               (20,700,000)
Cash dividends paid on common stock                                          (1,124,619)            (998,404)            (988,593)
Exercise of common stock options                                                554,791              434,862              301,306
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used in) financing activities                           3,896,057           (1,844,283)           6,671,386
----------------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                          6,344,349           (7,187,837)          10,432,174
----------------------------------------------------------------------------------------------------------------------------------
Beginning cash and equivalents                                               24,456,994           31,644,831           21,212,657
----------------------------------------------------------------------------------------------------------------------------------
Ending cash and equivalents                                               $  30,801,343        $  24,456,994        $  31,644,831
                                                                          =======================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for
  Interest                                                                $   7,930,130        $  10,559,583        $   7,615,422
  Federal income taxes                                                        2,475,000            3,280,000            1,164,087
Non-cash investing and financing activities
  Transfer from loans to real estate owned (net)                              2,697,132              486,735            1,019,700


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Effective at the close of business on October 23, 2002, Franklin Bank, N.A. (the "Bank") was reorganized and Franklin Bancorp, Inc. ("Bancorp" or the "Corporation") was formed. All of the outstanding common shares of the Bank were exchanged on a one for one basis for the common shares of Bancorp to create a one bank holding company. As control did not change, this transaction was accounted for at historical cost, therefore there was not a significant effect on the comparability of the financial statements presented. Franklin Bank, N.A. is a nationally chartered commercial bank, and a member of the Federal Reserve Bank ("FRB") System and the Federal Home Loan Bank ("FHLB") System. As a member of these systems, the Bank maintains a required investment in capital stock of the FRB of Chicago and the FHLB of Indianapolis.

Deposits are insured by the Savings Association Insurance Fund ("SAIF") within certain limitations, as administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank operates three branches along with its main office branch in the communities of Southfield, Birmingham, Grosse Pointe Woods, Michigan and in 2003, Troy. The Bank is engaged in the business of commercial and retail banking. The majority of the Bank's income is derived from commercial and to a lesser extent retail business lending activities and investments.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements consist of the accounts of Bancorp and its wholly-owned subsidiary Franklin Bank, N.A. and its wholly owned subsidiary, Franklin Finance Corporation. Significant intercompany balances and transactions have been eliminated.

PREFERRED STOCK OF SUBSIDIARY

Franklin Finance Corporation ("the Company"), a wholly owned subsidiary of Franklin Bank, N.A. issued 2,070,000 shares of 8.70% Noncumulative Exchangeable Preferred Stock, Series A ("Series A Preferred Shares"), with a liquidation preference of $10 per share. The Company is a real estate investment trust established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on Series A Preferred Shares were non-cumulative and were payable quarterly in arrears. The Series A Preferred Shares were treated as regulatory Capital for the Bank. On December 22, 2002, the Series A Preferred Shares were redeemed for cash at a redemption price of $10 per share, plus accrued and unpaid dividends, thereon. The Board of Directors of the Company approved this dissolution and liquidation of the Company effective as of December 31, 2002.

SECURITIES

The Bank classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which management has the positive intent and the Bank has the ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those which the Bank may decide to sell if needed for liquidity, asset/liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains or losses included as a separate component of other comprehensive income or loss. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains or losses included in earnings. There were no securities classified as trading or held to maturity at December 31, 2002 or 2001.

Realized gains or losses are determined based on the amortized cost of the specific security sold. Interest and dividend income is adjusted by amortization of purchase premium or discount and are included in income.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans, for which management has the intent and the Bank has the ability to hold for the foreseeable future, until maturity or payoff, are reported at their outstanding, unpaid principal balances, reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans. Loans held for sale are reported at the lower of cost or fair value.

On an ongoing basis, the Bank's loan portfolio is reviewed and analyzed as to credit risk, performance, collateral value and quality. The allowance for loan losses is maintained at a level believed to be adequate by management to provide for probable loan losses inherent in the loan portfolio. Management's judgment as to the adequacy of the allowance, including the allocated and unallocated elements, is a result of ongoing review of larger individual loans, the overall risk characteristics of the smaller homogeneous loans, the level of non-performing assets, historical net charge-offs and the impact of prevailing economic conditions. Loans are charged-off to the extent they are deemed to be uncollectible.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and recognized as income when received. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Fees received for originating loans for other institutions are recognized as income when the services are performed.

REAL ESTATE OWNED

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value minus estimated costs to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of the new cost basis or the new fair value. Revenue and expenses from operations are included in defaulted loan expense, and additions to the valuation allowance are included in other expense.

PREMISES AND EQUIPMENT

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated lives of the assets. The service lives are 30 years for building, three to seven years for furniture and equipment and the lesser of the lease terms or useful life (three to ten years) for leasehold improvements.

CASH SURRENDER VALUE OF LIFE INSURANCE

During 2001, the Bank purchased life insurance policies on key members of management. In the event of death of one of these individuals, the Bank would receive a specified cash payment equal to the face value of the policy. Such policies are recorded at their cash surrender value. Increases in cash surrender value are reported as income.

STATEMENTS OF CASH FLOWS

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated statements of financial condition caption "Cash and cash equivalents." These items have original maturities of ninety days or less.

STOCK OPTIONS

At December 31, 2002, the Corporation has two stock-based employee compensation plans and two stocked based director compensation plans, which are described more fully in Note 9. The Corporation accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans has an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earning (loss) per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, as amended by FASB Statement No. 148, to stock-based employee compensation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                             YEARS ENDED DECEMBER 31,
                                          2002          2001           2000
                                      -----------    -----------     ---------
Net income, as reported               $ 3,815,447    $ 6,839,869     $ 117,398

Deduct: Total stock-based employee
compensation expense determined under
fair value based method for all
awards, net of tax                         20,608       116,936        283,462
                                      -----------    -----------     ---------

Pro forma net income (loss)           $ 3,794,839   $ 6,722,933      $(166,064)
                                      ===========   ===========      =========

Earnings (loss) per share
Basic-as reported                        $ 1.05        $ 1.92          $  .03
Basic-pro forma                            1.04          1.83            (.05)

Diluted-as reported                      $ 1.01        $ 1.86          $  .03
Diluted-pro forma                          1.01          1.83            (.05)

INCOME PER COMMON SHARE

Basic income per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared income of the entity.

COMPREHENSIVE INCOME

Comprehensive income is the sum of net income plus the change in net unrealized gains, net of deferred taxes, on investment securities available for sale.

INCOME TAXES

The Corporation records income tax expense based on the amount of taxes due on its return plus changes in deferred taxes, computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are more susceptible to change in the near term include the allowance for loan loss and the fair value of securities available for sale.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria defined in APB Opinion No. 30 which are that the extent or transaction is both unusual in nature and infrequent in occurrence. Events considered unusual should have a high degree of abnormality and be clearly unrelated to the Corporation's normal operations and infrequency is defined as not expected to recur in the foreseeable future. It is not expected that provisions of SFAS No. 145 will have a material impact on the financial position or results of operations of the Corporation.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The Corporation is currently evaluating the effects

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of adopting this statement and cannot predict whether or not its provisions will have a material impact on its financial position or results of operations.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45),"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The impact of adoption is not expected to have a significant impact on the Corporation's financial reporting.

2.  LOANS


                                                   AT DECEMBER 31,
                                           ------------------------------
                                                 2002           2001
                                           ------------------------------
Loans held for investment
REAL ESTATE
 Single family mortgage                    $  11,256,265    $  18,279,736
 Home equity                                   5,449,350        6,284,464
 Commercial mortgage                         188,394,330      169,993,987
 Construction                                 38,888,679       44,675,661
Consumer                                      24,512,016       27,378,008
Commercial                                    76,918,188       69,837,912
Lease financing                                   34,184        1,023,282
-------------------------------------------------------------------------
Total loans held for investment              345,453,012      337,473,050

Less
 Undisbursed construction funds               12,777,497       12,817,418
 Unamortized discounts on purchased loans        150,624          159,626
 Unamortized discounts on lease financing          1,220           39,280
 Unamortized net loan costs                     (822,055)        (868,272)
-------------------------------------------------------------------------
 Loans held for investment                   333,345,726      325,324,998
 Allowance for loan losses                     5,926,813        4,863,948
-------------------------------------------------------------------------
Net loans                                  $ 327,418,913    $ 320,461,050
                                           ==============================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    ALLOWANCE FOR LOAN LOSSES

                                     YEARS ENDED DECEMBER 31,
                               ------------------------------------
                                  2002        2001         2000
                               ------------------------------------

Balance at beginning of year   $4,863,948   $3,951,552   $3,584,301
Provision for loan losses       3,809,760    1,858,500    3,693,371

CHARGE-OFFS
Commercial                      2,210,026    1,143,857    2,327,440
Residential                       268,794       51,815      265,868
Consumer                        1,650,631      847,638      667,646
Lease financing                    68,334      175,917    1,055,030
Overdrafts                        104,424      124,043      142,506
-------------------------------------------------------------------
Total charge-offs               4,302,209    2,343,270    4,458,490

RECOVERIES
Commercial                        225,928      303,232       99,587
Residential                                        148       39,980
Consumer                        1,053,712      558,100      114,464
Lease financing                   240,415      417,138      835,769
Overdrafts                         35,259      118,548       42,570
-------------------------------------------------------------------
Total recoveries                1,555,314    1,397,166    1,132,370
-------------------------------------------------------------------
Net charge-offs                 2,746,895      946,104    3,326,120
-------------------------------------------------------------------
Balance at end of year         $5,926,813   $4,863,948   $3,951,552
                               ====================================

At December 31, 2002 and 2001, the balance of impaired loans was $4.8 million and $3.1 million, respectively. Of this amount, $1.4 million and $594,661 in impaired loans required no allowance for loan loss allocation at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001 the remaining impaired loans of $3.4 million and $2.5 million had $2.0 million and $298,272 of the allowance for loan losses allocated to them, respectively, although the entire allowance remains available for charge-offs of any loan.

The average balance of impaired loans for 2002 and 2001 was $1.5 million and $2.0 million, respectively. Contractual interest income due and recognized on impaired loans during 2002 was $285,000 and $10,800, respectively, with $341,000 due and $0 recognized on impaired loans in 2001. Non-accrual loans at December 31, 2002 and 2001 amounted to $4.8 million and $3.1 million respectively, and are included in impaired loans.

At December 31, 2001, the Bank serviced whole loans and participations sold to others totaling approximately $1 million; the Bank was not servicing loans for others at December 31, 2002.

A large percentage of the Bank's portfolio of loans is comprised of loans collateralized by commercial or residential real estate, substantially all of which were located in southeastern Michigan.

Management believes the allowance for loan losses at December 31, 2002 and 2001 is adequate. However, changing economic conditions in the Bank's lending area or future events impacting specific outstanding loans may result in adjustments to the allowance.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  DEBT AND EQUITY SECURITIES

                                                                   Gross            Gross
                                                Amortized        Unrealized       Unrealized
                                                   Cost             Gains           Losses         Fair Value
                                              ----------------------------------------------------------------
Securities available for sale
December 31, 2002
  Mortgage-backed securities                   $ 66,165,358     $  1,812,586     $               $  67,977,944
  U.S. Government and agency securities          29,104,210          602,966                        29,707,176
  Tax-exempt municipal securities                 8,757,475          243,702                         9,001,177
  Taxable municipal securities                    1,000,000                                          1,000,000
  Corporate bonds                                41,133,723        1,089,039           72,515       42,150,247
--------------------------------------------------------------------------------------------------------------
Total                                          $146,160,766     $  3,748,293     $     72,515     $149,836,544
                                               ===============================================================

December 31, 2001
  Mortgage-backed securities                   $ 93,622,782     $    892,389     $    543,804     $ 93,971,367
  U.S. Government and agency securities          23,403,866        1,019,967                        24,423,833
  Tax-exempt municipal securities                 7,354,962                           301,943        7,053,019
  Corporate bonds                                32,911,496          612,314          148,931       33,374,879
--------------------------------------------------------------------------------------------------------------
Total                                          $157,293,106     $  2,524,670     $    994,678     $158,823,098
                                               ===============================================================

Gross realized gains, losses and proceeds on sales of securities available for sale were:

                                                                            Years Ended December 31,
                                                                 ----------------------------------------------
                                                                      2002            2001            2000
                                                                 ----------------------------------------------
Gross realized gains on U.S. Government and agency securities    $    341,182    $    291,877       $
Gross realized gains on mortgage-backed securities                    307,175         468,325
Gross realized gains on corporate bonds                                               438,438
Gross realized losses on SBA pool                                                     (55,053)
Gross proceeds from the sale of available for sale securities      26,970,258     111,620,470

The scheduled maturities of available for sale securities at December 31, 2002 were as follows:

                                                                   Amortized
                                                                      Cost             Fair Value
                                                                  --------------------------------
Securities due within one year
  Mortgage-backed securities                                      $ 28,831,920        $ 29,546,095
  U.S. Government and agency securities                             14,568,011          14,711,759
  Corporate bonds                                                    6,096,456           6,194,127
  Tax-Exempt Municipals                                              1,277,659           1,289,829
----------------------------------------------------------------------------------------------------
                                                                    50,774,046          51,741,810

Securities due after one through five years
  Mortgage-backed securities                                        22,992,220          24,003,413
  U.S. Government and agency securities                             13,589,449          13,899,167
  Corporate bonds                                                   14,762,863          15,424,048
  Taxable Municipals                                                 1,000,000           1,000,000
----------------------------------------------------------------------------------------------------
                                                                    52,344,532          54,326,628

Securities due after five through ten years
  U.S. Government and agency securities                                946,750           1,096,250
  Corporate bonds                                                   20,274,404          20,532,072
  Tax-Exempt Municipals                                              2,474,495           2,543,094
----------------------------------------------------------------------------------------------------
                                                                    23,695,649          24,171,416

Securities due after ten years
  Mortgage-backed securities                                        14,341,218          14,428,436
  Tax-Exempt Municipals                                              5,005,321           5,168,254
----------------------------------------------------------------------------------------------------
                                                                    19,346,539          19,596,690
----------------------------------------------------------------------------------------------------
  Total                                                           $146,160,766        $149,836,544
                                                                  ===================================

At December 31, 2002 and 2001, securities of $83.5 million and $101.4 million, respectively, were pledged to secure public deposits.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  DEPOSITS

                                                                            At December 31,
                                                                  ----------------------------------
                                                                       2002                 2001
                                                                  ----------------------------------
        Business checking                                         $180,011,082         $159,449,530
        Personal checking                                            5,396,446            5,455,237
        Statement savings                                              272,427              282,439
        Variable rate accounts
          Money funds                                              111,118,189           97,143,524
          Money markets                                             54,247,085           50,087,934
        Negotiable order of withdrawal accounts                     19,897,678           17,923,095
        Fixed rate certificates of deposit                          58,186,923           59,016,490
       ---------------------------------------------------------------------------------------------
        Total                                                     $429,129,830         $389,358,249
                                                                  ===================================

Time deposits issued in denominations of $100,000 or more at December 31, 2002 and 2001 totaled $21.0 million and $33.5 million, respectively.

Fixed rate certificate of deposit at December 31, 2002 mature as follows:

         2003                      $      39,101,820
         2004                              3,087,993
         2005                              9,335,477
         2006                              3,248,864
         2007                              3,138,001
         Thereafter                          274,768
                                   -----------------
         Total                     $      58,186,923
                                   =================

Interest expense on deposits is summarized as follows:

                                                                               Years Ended December 31,
                                                                  ------------------------------------------------
                                                                     2002                 2001             2000
                                                                  ------------------------------------------------
        Statement savings                                         $    2,808          $    4,773        $    7,637
        Variable rate accounts
          Money funds                                              1,276,799           1,713,112         2,368,980
          Money markets                                            1,484,947           2,621,801         2,660,518
        Negotiable order of withdrawal accounts                      130,826              95,467            85,117
        Fixed rate certificates                                    2,055,743           2,802,783         2,374,765
       ------------------------------------------------------------------------------------------------------------
        Total                                                     $4,951,123          $7,237,936        $7,497,017
                                                                  =================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  BORROWINGS

The Bank utilizes borrowings from the FHLB as well as securities sold under agreements to repurchase (repurchase agreements) to meet its borrowing needs. At December 31, 2002, the Bank had available additional borrowing capacity of up to $135.0 million, which would be collateralized by investment securities available for sale and performing first mortgage loans. At December 31, 2002 and 2001, investment securities and performing first mortgage loans of approximately $101.4 million and $132.9 million, respectively, were pledged to secure borrowings.

Borrowed Funds are summarized as follows:

                                                                                   OUTSTANDING
                                                                                  AT DECEMBER 31,
                                                         CONTACT         --------------------------------
DESCRIPTION                 MATURITY                  INTEREST RATE          2002                  2001
---------------------------------------------------------------------------------------------------------
FHLB Line of Credit         March 1, 2002             1.82% variable     $        --          $14,605,696
FHLB Advance                February 23, 2004              5.50%          10,000,000           10,000,000
FHLB Advance                January 10, 2011               4.78%          20,000,000           20,000,000
FHLB Advance                January 11, 2011               4.15%          10,000,000           10,000,000
FHLB Advance                September 6, 2011              4.82%          10,000,000           10,000,000
FHLB Advance                September 12, 2011             2.99%          15,000,000           15,000,000
                                                                         --------------------------------
                                                                         $65,000,000          $79,605,696
                                                                         ================================

Advances with contract maturity dates in 2011 are subject to quarterly repricing provisions prior to the stated maturity date.

The following table sets forth the maximum month-end balance, average daily balance, and weighted average interest rate of the FHLB advances and line of credit for the periods indicated:


                                                     YEARS ENDED DECEMBER 31,
                                     -------------------------------------------------------
                                          2002                 2001                 2000
                                     -------------------------------------------------------
Maximum balance                      $  82,181,269        $  79,605,696        $  50,639,937
Average balance                         65,528,135           51,805,602           20,464,208
Weighted average interest rate                4.43%                4.74%                6.61%


The following table sets forth the maximum month-end balance, average daily balance and weighted average interest rate of repurchase agreements for the periods indicated:


                                                      YEARS ENDED DECEMBER 31,
                                     -------------------------------------------------------
                                          2002                  2001                2000
                                     -------------------------------------------------------
Maximum balance                      $  20,451,000        $  46,993,075        $  61,848,328
Average balance                          3,133,395           16,491,525           52,218,702
Weighted average interest rate                1.82%                5.13%                6.41%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.  REGULATORY MATTERS

The Bank is required by law to maintain average cash reserve balances with the Federal Reserve Bank based on a percentage of deposits. At December 31, 2002 and 2001, these reserves totaled $3.4 million and $2.6 million, respectively.

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to Bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2002 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following table. Due to limited activity at the Holding Company level, there are no significant differences between capital amounts and ratios of the Bank and the consolidated Corporation.

                                                                                                                     WELL
                                                                                                               CAPITALIZED UNDER
                                                                                       FOR CAPITAL             PROMPT CORRECTIVE
                                                                ACTUAL              ADEQUACY PURPOSES             PROVISIONS
                                                       -----------------------------------------------------------------------------
(Dollars in thousands)                                   AMOUNT      RATIO         AMOUNT        RATIO      AMOUNT         RATIO
                                                       -----------------------------------------------------------------------------
AS OF DECEMBER 31, 2002
Total capital (to risk weighted assets)                $  48,304   $   11.89%    $  32,510    $   8.00%     $  40,637     $   10.00%
Tier I capital (to risk weighted assets)                  43,214       10.63        16,255        4.00         24,382          6.00
Tier I capital (to fourth quarter average assets)         43,214        7.55        22,896        4.00         28,620          5.00

AS OF DECEMBER 31, 2001
Total capital (to risk weighted assets)                $  60,001       15.49%    $  30,988        8.00%     $  38,735         10.00%
Tier I capital (to risk weighted assets)                  55,137       14.23        15,499        4.00         23,248          6.00
Tier I capital (to fourth quarter average assets)         55,137       10.12        21,793        4.00         27,242          5.00

The Bank is also subject to limitations under the Federal Reserve Act on the amount of loans or advances that can be extended to the Corporation and dividends that can be paid to the Corporation. Loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Generally, approval is needed if total dividends declared in any calendar year exceed the retained "net profit" (as defined in the Federal Reserve Act) of that year plus the retained "net profit" of the preceding two years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. The amount of retained "net profit" is approximately $8.1 million at January 1, 2003.

7.  PREMISES AND EQUIPMENT


                                                             At December 31,
                                                     --------------------------------
                                                          2002                 2001
                                                     --------------------------------
Land and land improvements                           $    200,000        $    200,000
Building                                                  583,337             583,337
Furniture, fixtures and equipment                      11,832,452          10,896,096
Leasehold improvements                                  2,494,572           2,419,114
-------------------------------------------------------------------------------------
Total                                                  15,110,361          14,098,547
Less accumulated depreciation and amortization        (12,084,190)        (10,945,585)
                                                     --------------------------------
Premises and equipment, net                          $  3,026,171        $  3,152,962
                                                     ================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.  FEDERAL INCOME TAXES

The following is a summary of the provision for federal income taxes:

                                                          YEARS ENDED DECEMBER 31,
                                           -------------------------------------------------
                                               2002               2001               2000
                                           -------------------------------------------------
Current expense                            $ 1,003,270        $ 3,549,584        $   658,301
Deferred expense/(benefit)                    (400,133)          (189,518)          (802,798)
                                           -------------------------------------------------
Total                                      $   603,137        $ 3,360,066        $  (144,497)
                                           =================================================

A reconciliation of the statutory rate to the effective rate is shown below:

                                                           YEARS ENDED DECEMBER 31,
                                           -------------------------------------------------
                                               2002               2001               2000
                                           -------------------------------------------------
Provision computed at statutory rate       $ 1,502,319        $ 3,467,978        $    (9,214)
Tax exempt interest                            (99,272)          (100,114)           (61,024)
Affordable housing credit                     (125,740)          (125,740)          (125,740)
Bank owned life insurance                     (778,680)
Other, net                                     104,510            117,942             51,481
                                           -------------------------------------------------
Total                                      $   603,137        $ 3,360,066        $  (144,497)
                                           =================================================


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred liabilities are presented below:

                                                                 AT DECEMBER 31,
                                                         ---------------------------
                                                             2002            2001
                                                         ---------------------------
DEFERRED TAX ASSETS
 Allowance for loan losses                               $2,015,117       $1,653,742
 Non-accrual loan interest                                   96,794          115,868
 Gain on sale of real estate owned                          149,080           87,550
 Premises and equipment                                     288,353          132,400
 Other                                                       15,528           21,536
                                                         ---------------------------
Total deferred tax assets                                 2,564,872        2,011,096
DEFERRED TAX LIABILITIES
 Unrealized gain on securities                            1,249,765          520,198
 Affordable housing                                          42,710           26,496
 Net deferred loan fees                                     310,926          295,213
 Other                                                      145,375           23,659
                                                         ---------------------------
Total deferred tax liabilities                            1,748,776          865,566
                                                         ---------------------------
Net deferred tax assets                                  $  816,096       $1,145,530
                                                         ===========================



The above amounts are included in prepaid expenses and other assets and other liabilities on the consolidated statements of financial condition.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.  STOCK OPTIONS AND EMPLOYEE STOCK OWNERSHIP PLAN

In 1986 and 1994, shareholders approved the adoption of two separate stock option plans for certain key executives and two separate stock option plans for non-employee directors of the Bank, (collectively, "the Plans"). As part of the consummation of the reorganization discussed in Note 1, the Bank's stock option plans were assumed by the Corporation. In 1998, the shareholders approved a modification to both of these plans.

The Key Executive Plans authorize the grant of 364,400 common shares, while the Directors' Plan provides for the grant of up to 115,000 common shares. Grants made under the Plans are subject to certain anti-dilution provisions. If an option expires or terminates for any reason without having been fully exercised, unexercised portions of the options are available for further grant under the Plans.

Committees selected by the Board of Directors administer the Plans. Subject to the eligibility and other limitations of the Directors' Plan, the Committees are authorized to make grants under the Plans and otherwise administer the Plans. The Committees may determine the term of each option (not to exceed 10 years from the date of grant), the date on which each option shall be granted and the other relevant provisions of each option agreement.

The Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123") for transactions entered into during 1996 and thereafter. The Statement, which was amended by SFAS No. 148, establishes a fair value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans. However, the Statements allow companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS Nos. 123 and 148. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001 and 2000, respectively: dividend yield of 3%; expected volatility of 30.4% and 30.4%; risk-free interest rates of approximately 5.5% and 5.9%; and expected lives of 10 years. The result being the fair value per option of $6.06 and $2.61. There were no options granted in 2002 and therefore no valuation was performed.

The following table summarizes stock options by plan at December 31, 2002. All information presented in this footnote with respect to stock options has been adjusted for the effects of all stock dividends.


                                                               EXERCISE PRICE PER SHARE
                                     --------------------------------------------------------------------------
                                       NUMBER OF                                                    NUMBER OF
                                        SHARES                                      WEIGHTED          SHARES
                                      OUTSTANDING              RANGE                AVERAGE         EXERCISABLE
                                     --------------------------------------------------------------------------
Key Executives' 1986 Plan                  2,586          $         2.20            $    2.20            2,586
Directors' 1986 Plan                      25,327            2.93 -  8.78                 6.78           25,327
Key Executives' 1994 Plan                 71,264            8.14 - 11.18                 8.83           71,264
Key Executives' 1994 Plan                191,567           12.57 - 18.70                13.72          173,677
Directors' 1994 Plan                      39,906                    6.99                 6.99           39,906
Directors' 1998 Plan                      30,000                   16.63                16.63           30,000
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002             360,650          $ 2.20 - 18.70            $   11.68          342,760
                                     =========================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of stock option activity for each of the three years in the period ended December 31, 2002.

                                                        Weighted
                                                         Average          Price Per             Number
                                                     Exercise Price         Share             of Options
                                                     ---------------------------------------------------
OUTSTANDING -  JANUARY 1,                               $   10.04       $ 2.20-16.63          $ 421,232
Additions of options -  Key Executives' 1994 Plan           11.02         9.21-12.65             20,000
Additions of options -  Directors' 1998 Plan                16.63              16.63              5,000
Exercised in 2000                                            6.98          2.20-8.78            (43,013)
Expired in 2000                                              8.78               8.78               (545)
Forefeited in 2000                                          12.29        11.18-13.20            (29,198)
--------------------------------------------------------------------------------------------------------
OUTSTANDING -  DECEMBER 31                                  10.15         2.20-16.63            373,476
Additions of options -  Key Executives' 1994 Plan           15.42         9.69-18.70             82,352
Additions of options -  Directors' 1998 Plan                16.63              16.63             16,000
Exercised in 2001                                            7.93         2.20-13.89            (54,992)
--------------------------------------------------------------------------------------------------------
OUTSTANDING - DECEMBER 31                                   11.74         2.20-18.70            416,836
Exercised in 2002                                           11.98         2.20-13.89            (40,050)
Retired in 2002                                             12.52         6.99-18.70            (16,136)
                                                        ------------------------------------------------
OUTSTANDING - DECEMBER 31                               $   11.68       $ 2.20-18.70          $ 360,650
                                                        ===============================================


The Corporation also has an Employee Stock Ownership Plan ("ESOP"). Cash contributions to the ESOP may be invested in either common or preferred stock of the Corporation, purchased in the open market. For the years ended December 31, 2002, 2001 and 2000, cash contributions of $95,295, $107,195 and $97,226, respectively, were made to the ESOP. The Corporation is not committed to predetermined ESOP contributions. The Board of Directors, as recommended by the ESOP Committee, must approve any further contributions to the ESOP.

The Corporation sponsors a defined contribution savings plan qualified under
Section 401(k) of the Internal Revenue Code. Substantially all full-time employees are covered under the Plan. The Corporation began contributing to the Plan in 2001, an amount equal to 25 percent of employee's gross earnings up to 8% of the employee's compensation. The cost of the Plan amounted to $71,102 and $20,658 in 2002 and 2001, respectively.


10.  TRANSACTIONS WITH RELATED PARTIES

The Bank has engaged two advertising agencies in which two Board of Director members have partial to full ownership interests. The Bank also engaged an employee benefit consulting firm of which the co-owner is also a board member. The Bank paid $586,218, $304,808 and $328,181, to these companies for the years ended December 31, 2002, 2001 and 2000, respectively.

One member of the Board of Directors whose firm in engaged in employee benefit consulting earned $202,500 in registered agent fees, related to the purchase of Bank owned Life Insurance in December, 2001.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan activity to officers of the Bank and their associates is summarized as follows:

                                                      Years Ended December 31,
                                              -------------------------------------
                                                2002            2001         2000
                                              -------------------------------------
Balance, beginning of year                    $  6,888       $ 82,347     $ 108,855
Additions                                       34,542         15,300        27,442
Less: Principal payments and loans sold         41,430         90,759        53,950
                                              -------------------------------------
Balance, end of year                          $     --       $  6,888       $82,347
                                              =====================================


As of December 31, 2002 and 2001, there were no loans outstanding to Directors of the Corporation, the Bank or their associates.


11.  FAIR VALUE OF FINANCIAL INVESTMENTS

The following disclosures of the fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments". The Corporation using available market information and appropriate valuation methodologies, has determined the fair value amounts. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the fair value amounts.

                                                     At December 31,
                                   ------------------------------------------------
                                              2002                      2001
                                   ------------------------------------------------
                                    Carrying      Fair       Carrying        Fair
(Dollars in thousands)               Amount       Value       Amount         Value
                                   ------------------------------------------------
ASSETS
  Cash and cash equivalents         $ 30,801     $ 30,801     $ 24,457     $ 24,457
  Securities available for sale      149,837      149,837      158,823      158,823
  Loans                              327,419      336,410      325,325      332,607
  Accrued interest receivable          3,075        3,075        3,273        3,273
  FHLB and FRB stock                   7,410        7,410        7,388        7,388

LIABILITIES
  Demand deposits                    370,943      370,943      330,342      330,342
  Time deposits                       58,187       59,291       59,016       59,464
  Borrowings                          65,000       65,217       79,606       79,606
  Accrued interest payable               260          260          280          280


Fair values were determined using the following assumptions:

CASH AND CASH EQUIVALENTS

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

SECURITIES AVAILABLE FOR SALE

For securities available for sale, fair values are based on quoted market prices or dealer quotes.

LOANS

For certain homogeneous categories of loans, such as some residential mortgages, consumer loans, commercial real estate loans, etc., fair value is estimated by discounting the future cash flows over the life to maturity using the current rates at which similar loans would be made to borrowers with similar credit ratings. For those loans tied to a prime rate index, fair values

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



approximate carrying values. Both the carrying value and fair value of loans receivable are shown net of the allowance for loan losses.

ACCRUED INTEREST RECEIVABLE AND PAYABLE

The carrying values of accrued interest receivable and payable approximate their fair values.

FHLB STOCK AND FRB STOCK

The carrying values of the FHLB and FRB stock approximate fair value.

DEMAND DEPOSITS AND TIME DEPOSITS

The fair values of demand deposits, savings accounts and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the current rates for deposits of similar remaining maturities.

BORROWINGS

The fair value of borrowings is estimated using the current rates for borrowings of similar remaining maturities.

12.  COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

At December 31, 2002, 2001 and 2000 the Bank had outstanding loan commitments for loans that have either not been accepted by the borrower or not closed of approximately $21.0 million, $21.5 million, and $10.3 million, respectively. These include commitments for commercial business loans, residential mortgages and home equity loans.

Under loan agreements for transactions which had closed, the Bank had commitments to fund commercial lines of credit, of approximately $70.4 million, $53.5 million and $52.9 million at December 31, 2002, 2001 and 2000, respectively. The Bank had commitments to fund construction loans of approximately $5.9 million, $7.9 million and $12.8 million at December 31, 2002, 2001 and 2000, respectively. The Bank had commitments to fund home equity loans of approximately $4.6 million, $5.2 million and $6.7 million at December 31, 2002, 2001 and 2000, respectively. As certain commitments to make loans and fund lines of credit expire without being used, the amount does not necessarily represent future cash commitments.

The Bank leases four of its offices from non-affiliated entities for its headquarters in Southfield and three branch offices in Birmingham, Southfield, and Troy, its newest branch which opened in January 2003. Minimum rents under all non-cancelable leases are summarized as follows:

                                           Year Ending
                                           December 31,
                                           -----------
                           2003            $ 1,067,969
                           2004              1,093,098
                           2005              1,118,226
                           2006              1,143,354
                           2007              1,168,483
                           Thereafter        5,427,549
                                           -----------
                           Total           $11,018,679
                                           ===========

Rental expense for the years ended December 31, 2002, 2001 and 2000 totaled $1,000,584, $957,839, and $891,259, respectively.

As of December 31, 2002, a contingent liability exists of approximately $3 million through April 2004 relating to remaining officer severance arrangements.

The Bank is a defendant in lawsuits arising in the normal course of business. In the opinion of management the results of these lawsuits will not have a significant adverse effect on the Bank's consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  COMPUTATION OF PRIMARY AND FULLY DILUTED INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share:


                                                                 Years Ended December 31,
                                                    --------------------------------------------------
                                                       2002                2001                2000
                                                    --------------------------------------------------
NUMERATOR
Net Income                                          $3,815,447          $6,839,869          $  117,398

DENOMINATOR
Denominator for basic income per share -
  weighted average shares outstanding                3,632,268           3,569,608           3,534,625
Employee stock options                                 138,227             109,111              31,857
------------------------------------------------------------------------------------------------------
Denominator for diluted income per share -
  adjusted weighted average shares                   3,770,495           3,678,719           3,566,482
------------------------------------------------------------------------------------------------------
Basic income per share                              $     1.05          $     1.92          $     0.03
                                                    ==================================================
Diluted income per share                            $     1.01          $     1.86          $     0.03
                                                    ==================================================

14.  PARENT COMPANY ONLY FINANCIAL INFORMATION

During the year ended December 31, 2002, Franklin Bancorp was formed. Following is condensed financial information as of and for the year ended December 31, 2002.


CONDENSED BALANCE SHEET
  Cash                                                                     $        962
  Receivable from subsidiary                                                    181,629
  Investment in subsidiary                                                   45,520,595
                                                                           ------------
  Total assets                                                             $ 45,703,186
                                                                           ============
  Shareholders' Equity                                                     $ 45,703,186
                                                                           ============

CONDENSED STATEMENT OF INCOME
  Dividend Income from subsidiary                                          $    472,723
  Operating expenses                                                            180,855
                                                                           ------------
                                                                                291,868
  Income tax benefit                                                             61,491
  Undistributed earnings of subsidiary                                        3,462,088
                                                                           ------------
  Net income                                                               $  3,815,447
                                                                           ============

CONDENSED STATEMENT OF CASH FLOWS
  Operating activities
    Net income                                                             $  3,815,447
    Adjustments to reconcile net income to
      cash provided by operating activities
       Undistributed earnings of subsidiary                                  (3,462,088)
        Increase in due from subsidiary                                        (181,629)
                                                                           ------------

  Net cash provided by operations                                               171,730

FINANCING ACTIVITIES
  Cash dividends paid on common stock                                          (290,906)
  Exercise of common stock options                                              120,138
                                                                           ------------

CASH AND CASH EQUIVALENTS                                                  $        962
                                                                           ============