Form 10-K/A, Exhibit 13
period 2002-12-31
FRANKLIN BANCORP INC MI
filed 2003-04-22
CIK 1199025

                                                                      EXHIBIT 13

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
                                                                           ============

DIRECTORS

Irving R. Beimler
Senior Vice President
Hovde Capital

Dean A. Friedman
Corporate Secretary
Franklin Bancorp
President
Solomon Friedman Advertising

David L. Shelp
President and CEO
Franklin Bancorp and Bank

Richard J. Lashley
Investment Manager
PL Capital, LLC

John W. Palmer
Investment Manager
PL Capital, LLC

David F. Simon
Chairman
Franklin Bancorp and Bank
President
Simon Realty Partners, LLC


OFFICERS


Michelle R. Avey
Vice President
Accounting Manager

R. David Bickley
Vice President
Strategic Asset Management

Adrian K. Brown
Vice President
E-commerce

Patricia A. Brown
Vice President
Strategic Asset Management

Ronald J. Carr
Vice President
Human Resources Director

Douglas G. Chalou
Vice President
Items Processing

Brenda A. Clark
Vice President
Staff Attorney

Michelle L. Coleman
Vice President
Loan Servicing

Linda Comps
Vice President
Human Resources

Douglas A. Dickie
Vice President
Loss Prevention and Security Officer

Mary L. Furi
Vice President
Branch Manager, Grosse Pointe Woods

Wendy J. Gutowski
Vice President
Alternative Delivery/Deposit Services

Debra C. Holemo
Vice President
Branch Manager, Troy

Ehsan R. Jaghory
Vice President
Strategic Asset Management

Vernon A. Lietz
Vice President
Commercial Lending

Frederick J. Mekolon
Vice President
Marketing Director

Mark J. Motz
Vice President
Branch Manager, Southfield

Stephen T. Orr
Vice President
Staff Attorney &
Bank Secrecy Act Officer

Sheri L. Panza
Vice President
Account Executive

Michael S. Polcyn
Vice President
Commercial Leasing


Richard F. Schwedt
Vice President
EastPoint Coordinator

David L. Shelp
President & CEO

Dale R. Short
Vice President
Network Manager

Robert C. Smith
Vice President
Consumer Lending

Gayl A. Trepanier
Vice President


Branch Manager, Business Center

Janice Underwood
Vice President
Branch Manager, Birmingham

William J. Vowler
Vice President
Credit Manager

Alan T. Warren
Vice President
Commercial Leasing



MARKET MAKERS
First of Michigan Corp
Howe Barnes Investments
Knight Securities, LP
Raymond James and Associates, Inc.
Spear Leeds & Kellogg
Trident Securities, Inc
Tucker Anthony, Inc.


STOCK LISTING
Symbol:  FBCP
NASDAQ National Marker System
Shareholders of Record: 427


INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, Michigan 48034
(248) 262-1950
Fax (248) 350-3581


INVESTOR RELATIONS CONTACT
Copies of the Annual Report on Form 10-K, 10-Qs, press releases, research reports and other communications sent to shareholders are available at no charge by contacting:

Theresa Bakos
Franklin Bank, N.A.
P.O. Box 5006, Southfield, MI  48086
(248) 358-6401
(800) 356-8910
Fax (248) 354-6393
Email: tmb@franklinbank.com

TRANSFER AGENT AND REGISTRAR
State Street Bank and Trust
PO Box 8200, Boston, MA 02266-8200
(800) 426-5523

DIVIDEND POLICY
Common stock dividends are normally declared and paid quarterly to provide shareholders with a current return on their investment.

Shareholders are encouraged to increase their ownership in Franklin Bancorp without incurring additional brokerage commissions or service fees through Franklin's Dividend Reinvestment Plan. For a copy of the Plan and an enrollment card contact Theresa Bakos at (248) 358-6401.

MARKET PRICE
                                            2002
                               HIGH         LOW          DIVIDEND
-----------------------------------------------------------------
First Quarter                 18.11        16.67         $ 0.08
Second Quarter                19.23        17.42           0.08
Third Quarter                 18.84        17.67           0.08
Fourth Quarter                18.28        17.58           0.08

                                            2001
                               HIGH         LOW          DIVIDEND
-----------------------------------------------------------------
First Quarter                 12.94        11.25         $ 0.07
Second Quarter                15.25        13.13           0.07
Third Quarter                 16.95        13.20           0.07
Fourth Quarter                17.60        14.25           0.07